

Peoples Bancorp Inc. • 138 Putnam Street • P.O. Box 738
Marietta, OH 45750-0738
Telephone: (740) 374-6136
www.peoplesbancorp.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
PEOPLES BANCORP INC.
Marietta, Ohio
March 18, 2011

Dear Fellow Shareholders:

The Annual Meeting of Shareholders (the "Annual Meeting") of Peoples Bancorp Inc. ("Peoples") will be held at 10:00 a.m., Eastern Daylight Saving Time, on Thursday, April 28, 2011, in the Ball Room of the Holiday Inn, 701 Pike Street in Marietta, Ohio (Interstate 77, Ohio exit 1), for the following purposes:

1. To elect the following directors for terms of three years each:

Nominee		Term Will Expire In
Wilford D. Dimit	(for re-election)	2014
Brenda F. Jones, M.D.	(for re-election)	2014
Theodore P. Sauber	(for re-election)	2014

2. To approve, in a non-binding advisory vote, the compensation of Peoples' executive officers as disclosed in the accompanying proxy statement for the Annual Meeting;

3. To ratify the appointment of Ernst & Young LLP as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2011; and

4. To transact any other business which properly comes before the Annual Meeting or any adjournment thereof. Peoples' Board of Directors is not aware of any other business to come before the Annual Meeting.

If you were a holder of record of common shares of Peoples at the close of business on February 25, 2011, you will be entitled to vote in person or by proxy at the Annual Meeting.

You are cordially invited to attend the Annual Meeting. Your vote is important, regardless of the number of common shares you own. Whether or not you plan to attend the Annual Meeting in person, please complete, sign, date and return your proxy card in the enclosed envelope at your earliest convenience.

Peoples' 2010 Annual Report to Shareholders, which includes the Annual Report on Form 10-K for the fiscal year ended December 31, 2010, accompanies this notice and proxy statement.

By Order of the Board of Directors,

Rhonda L. Mears

Rhonda L. Mears
General Counsel and Corporate Secretary

> ***To obtain directions to attend the Annual Meeting and vote in person,
> please call Investor Relations at 740-374-6136.***

PEOPLES BANCORP INC.
PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 28, 2011

Table of Contents

PEOPLES BANCORP INC.
138 Putnam Street
P.O. Box 738
Marietta, Ohio 45750-0738
(740) 374-6136
www.peoplesbancorp.com

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 28, 2011

GENERAL INFORMATION

We are sending this proxy statement and the accompanying proxy card to you as a shareholder of Peoples Bancorp Inc. ("Peoples") because the Peoples' Board of Directors is soliciting your proxy to vote at the Annual Meeting of Shareholders, to be held on Thursday, April 28, 2011, at 10:00 a.m., Eastern Daylight Saving Time (the "Annual Meeting"), or at any adjournment thereof. The Annual Meeting will be held in the Ball Room of the Holiday Inn, 701 Pike Street in Marietta, Ohio (Interstate 77, Ohio exit 1). This proxy statement summarizes the information that you will need in order to vote.

Peoples has three wholly-owned subsidiaries: Peoples Bank, National Association ("Peoples Bank"), Peoples Investment Company and PEBO Capital Trust I. Peoples Bank also owns an insurance agency subsidiary, Peoples Insurance Agency, LLC, and an asset management subsidiary, PBNA, L.L.C. Peoples Investment Company also owns a capital management subsidiary, Peoples Capital Corporation. In 2003, Peoples established Peoples Bancorp Foundation, Inc., as an independent charitable foundation to provide financial assistance and grants to local organizations within Peoples' market area.

Mailing

We mailed this proxy statement and the accompanying proxy card on or about March 18, 2011, to all shareholders entitled to vote their common shares at the Annual Meeting. The common shares are the only shares of Peoples' capital stock entitled to vote at the Annual Meeting. We also sent with this proxy statement, Peoples' 2010 Annual Report to Shareholders, which includes the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the "2010 Annual Report"). **Additional copies of the 2010 Annual Report may be obtained, without charge, by sending a written request to: Rhonda L. Mears, Corporate Secretary, 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738. A copy of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2010, can be obtained through the "Company Information/SEC Filings Updated" section of the "Investor Relations" page of Peoples' website at www.peoplesbancorp.com and is also on file with the Securities and Exchange Commission (the "SEC") and available on the SEC's website at www.sec.gov.**

SHAREHOLDER PROPOSALS
FOR 2012 ANNUAL MEETING

Proposals by shareholders intended to be presented at the 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting") must be received by the Corporate Secretary of Peoples no later than November 18, 2011, to be eligible for inclusion in Peoples' proxy, notice of meeting, proxy statement and Notice of Internet Availability of Proxy Materials relating to the 2012 Annual Meeting. Peoples will not be required to include in its proxy, notice of meeting, proxy statement or Notice of Internet Availability of Proxy Materials, a shareholder proposal that is received after that date or that otherwise fails to meet the requirements for shareholder proposals established by the applicable SEC rules.

The SEC has promulgated rules relating to the exercise of discretionary voting authority under proxies solicited by the Board of Directors. If a shareholder intends to present a proposal at the 2012 Annual Meeting without inclusion of that proposal in Peoples' proxy materials, and does not notify the Corporate Secretary of Peoples of the proposal by February 1, 2012, or if Peoples meets other requirements of the applicable SEC rules, the proxies solicited by the Board of Directors for use at the 2012 Annual Meeting will confer discretionary authority to vote on the proposal should it then be raised at the 2012 Annual Meeting.

In each case, written notice must be given to Peoples' Corporate Secretary, at the following address: Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738.

Shareholders desiring to nominate candidates for election as directors at the 2012 Annual Meeting must follow the procedures described in the section captioned **"NOMINATING PROCEDURES."**

VOTING INFORMATION

Who can vote at the Annual Meeting?

Only holders of common shares of record at the close of business on February 25, 2011, are entitled to receive notice of and to vote at the Annual Meeting. At the close of business on February 25, 2011, there were 10,560,767 common shares outstanding and entitled to vote. The common shares are the only shares of Peoples' capital stock entitled to vote at the Annual Meeting.

Each common share entitles the holder thereof to one vote on each matter to be voted upon at the Annual Meeting. There is no cumulative voting with respect to the election of directors.

How do I vote?

Whether or not you plan to attend the Annual Meeting, we urge you to vote in advance by proxy. To do so, you may complete, sign and date the accompanying proxy card and return it in the envelope provided.

If you plan to attend the Annual Meeting and vote in person, we will give you a ballot when you arrive. If your common shares are held in the name of your broker, your financial institution or another record holder (i.e., held in "street name"), you must bring an account statement or letter from that broker, financial institution or other holder of record authorizing you to vote on behalf of such record holder. The account statement or letter must show that you were the direct or indirect beneficial owner of the common shares (i.e., you retained the right to make voting and/or investment decisions with respect to the common shares) on February 25, 2011, the record date for voting at the Annual Meeting.

How do I vote if my common shares are held in "street name"?

If you hold your common shares in "street name" with a broker, financial institution or other holder of record, you should review the information provided to you by such record holder. This information will set forth the procedures you need to follow in instructing the record holder how to vote your "street name" common shares and how to revoke previously given instructions. If you hold your common shares in "street name," you may be eligible to appoint your proxy electronically via the Internet or telephonically and may incur costs associated with the electronic access or telephone usage.

How do I vote if my common shares are held through the Peoples Bancorp Inc. Retirement Savings Plan?

If you participate in the Peoples Bancorp Inc. Retirement Savings Plan (the "Retirement Savings Plan"), you will be entitled to instruct the trustee of the Retirement Savings Plan how to vote common shares that have been allocated to your account. If you are such a participant, you will receive a proxy card for common shares allocated to your account in the Retirement Savings Plan. If you do not provide voting instructions to the trustee of the Retirement Savings Plan, the trustee will not vote the common shares allocated to your account.

How will my common shares be voted?

Those common shares represented by a properly executed proxy card that is received prior to the Annual Meeting and not subsequently revoked will be voted in accordance with your instructions by your "proxies" (the individuals named on your proxy card). If you submit a valid proxy card prior to the Annual Meeting, but do not complete the voting instructions on the proxy card, except in the case of broker non-votes where applicable, your proxy will vote your common shares as recommended by the Board of Directors, as follows:

- **"FOR"** the election as Peoples directors of the nominees listed on pages 10 through 11 under **"PROPOSAL NUMBER 1: ELECTION OF DIRECTORS"**;

- **"FOR"** the approval, in a non-binding advisory vote, of the compensation of Peoples' executive officers as disclosed in this proxy statement; and

- **"FOR"** the ratification of the appointment of Ernst & Young LLP ("E&Y") as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2011.

No appraisal or dissenters' rights exist for any action proposed to be taken at the Annual Meeting. If any other matters are properly presented for voting at the Annual Meeting, the individuals appointed as proxies on the accompanying proxy card will vote on those matters, to the extent permitted by applicable law, in accordance with their best judgment.

How do I change or revoke my proxy?

Shareholders who submit proxies retain the right to revoke them at any time before they are exercised. Unless revoked, the common shares represented by such proxies will be voted at the Annual Meeting and any adjournment thereof. You may revoke your proxy at any time before it is actually exercised at the Annual Meeting by:

- filing a written notice of revocation with the Corporate Secretary of Peoples at 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738, which must be received prior to the Annual Meeting;

- executing and returning a later-dated proxy card, which must be received prior to the Annual Meeting; or

- attending the Annual Meeting and giving notice of revocation in person.

Attendance at the Annual Meeting will not, by itself, revoke your proxy.

The last-dated proxy you submit (by any means) will supersede any previously submitted proxy. If you hold your common shares in "street name" and instructed your broker, financial institution or other nominee to vote your common shares and you would like to revoke or change your vote, then you must follow the instructions received from your nominee to change your vote.

If I vote in advance, can I still attend the Annual Meeting?

Yes. You are encouraged to vote promptly, by returning your signed proxy card by mail, so that your common shares will be represented at the Annual Meeting. However, appointing a proxy does not affect your right to attend the Annual Meeting and vote your common shares in person.

What constitutes a quorum and how many votes are required for adoption of the proposals?

Under Peoples' Code of Regulations, a quorum is a majority of the voting shares of Peoples then outstanding and entitled to vote at the Annual Meeting. The common shares are the only shares of Peoples' capital stock entitled to vote at the Annual Meeting. Common shares may be present in person or represented by proxy at the Annual Meeting. Both abstentions and broker non-votes are counted as being present for purposes of determining the presence of a quorum. There were 10,560,767 Peoples common shares outstanding and entitled to vote on February 25, 2011, the record date for the Annual Meeting. A majority of the outstanding common shares, or 5,280,384 common shares, present in person or represented by proxy, will constitute a quorum. A quorum must exist to conduct business at the Annual Meeting.

If a proposal is routine, a broker holding common shares for a beneficial owner in street name may vote on the proposal without receiving instructions from the beneficial owner. If a proposal is non-routine, a broker may vote on the proposal only if the beneficial owner has provided voting instructions. A "broker non-vote" occurs when a broker holding common shares for a beneficial owner is unable to vote on a proposal because the proposal is non-routine and the beneficial owner does not provide any voting instructions.

The ratification of the appointment of Peoples' independent registered public accounting firm is a routine item. Each of (i) the election of directors and (ii) the non-binding advisory vote on the compensation of Peoples' executive officers is a proposal on which a broker may vote only if the beneficial owner has provided voting instructions.

The following sets forth the votes required, and the impact of abstentions and broker non-votes, if any, on the three proposals:

Item	Vote Required	Impact of Abstentions and Broker Non-Votes, if any
Election of Directors	Under Ohio law and Peoples' Code of Regulations, the three nominees for election as directors of Peoples receiving the greatest number of votes "**FOR**" their election will be elected as directors of Peoples in the class whose terms will expire in 2014.	• Common shares as to which the authority to vote is withheld will be counted for quorum purposes but will not affect whether a nominee has received sufficient votes to be elected. • Broker non-votes will not count as a vote on the proposal and will not affect the outcome of the vote.
Approval, in Non-Binding Advisory Vote, of Compensation of Peoples' Executive Officers	The affirmative vote of a majority of the common shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal, is required to approve, in a non-binding advisory vote, the compensation of Peoples' executive officers as disclosed in this proxy statement.	• Abstention has the same effect as a vote "**AGAINST**" the proposal. • Broker non-votes will not be counted in determining whether the proposal has been approved.
Ratification of Appointment of Independent Registered Public Accounting Firm	The affirmative vote of a majority of the common shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal, is required to ratify the appointment of Ernst & Young LLP as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2011.	• Abstention has the same effect as a vote "**AGAINST**" the proposal.

Peoples' policy is to keep confidential proxy cards, ballots and voting tabulations that identify individual shareholders. However, exceptions to this policy may be necessary in some instances to comply with applicable legal requirements and, in the case of any contested proxy solicitation, to verify the validity of proxies presented by any person and the results of the voting. Inspectors of election and any employees associated with processing proxy cards or ballots and tabulating the vote must acknowledge their responsibility to comply with this policy of confidentiality.

Who pays the cost of proxy solicitation?

Peoples will pay the costs of soliciting proxies on behalf of the Board of Directors other than the Internet access and telephone usage charges if a proxy is appointed electronically or telephonically through a broker, financial institution or other holder of record. Although we are soliciting proxies by mailing these proxy materials to the holders of our common shares, the directors, officers and employees of Peoples and our subsidiaries also may solicit proxies by further mailings, telephone, electronic mail, facsimile or personal contact without receiving any additional compensation for such solicitations. Peoples will also reimburse its transfer agent, brokers, voting trustees, financial institutions and other custodians, nominees and fiduciaries for their reasonable out-of-pocket costs in forwarding the proxy materials to the beneficial shareholders.

NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders of Peoples Bancorp Inc. to Be Held on April 28, 2011: Peoples' Notice of Annual Meeting of Shareholders, this proxy statement, a sample form of proxy card and Peoples' 2010 Annual Report to Shareholders are available at www.peoplesbancorp.com by selecting the "Peoples Bancorp Inc. Proxy Materials" link.

To obtain directions to attend the Annual Meeting and vote in person, please call Investor Relations at 740-374-6136.

PARTICIPATION IN CAPITAL PURCHASE PROGRAM

On January 30, 2009, Peoples completed the sale to the United States Department of the Treasury (the "U.S. Treasury") of newly-issued Peoples non-voting preferred shares as part of the U.S. Treasury's Capital Purchase Program (the "Capital Purchase Program") enacted as part of the Troubled Assets Relief Program ("TARP") established by the Emergency Economic Stabilization Act of 2008 ("EESA"). To finalize Peoples' participation in the Capital Purchase Program, Peoples and the U.S. Treasury entered into a Letter Agreement, dated January 30, 2009 (the "Letter Agreement"), including the related Securities Purchase Agreement – Standard Terms attached thereto (the "Securities Purchase Agreement" and together with the Letter Agreement, the "UST Agreement"). Pursuant to the UST Agreement, Peoples issued and sold to the U.S. Treasury (i) 39,000 of Peoples' Fixed Rate Cumulative Perpetual Preferred Shares, Series A, each without par value and having a liquidation preference of $1,000 per share (the "Series A Preferred Shares"), and (ii) a warrant (the "Warrant") to purchase 313,505 Peoples common shares, at an exercise price of $18.66 per share (subject to certain anti-dilution and other adjustments), for an aggregate purchase price of $39.0 million in cash. The Warrant has a ten-year term.

On February 2, 2011, Peoples entered into a Letter Agreement (the "Repurchase Agreement") with the U.S. Treasury, pursuant to which Peoples repurchased from the U.S. Treasury 21,000 shares of the Series A Preferred Shares for an aggregate purchase price of approximately $21,224,583, which included a pro rata accrued dividend of approximately $224,583. Following the consummation of the repurchase by Peoples of the 21,000 Series A Preferred Shares, the U.S. Treasury continues to hold 18,000 Series A Preferred Shares of Peoples and Peoples' obligations under the Securities Purchase Agreement and as a participant in the Capital Purchase Program continue in effect.

In the Securities Purchase Agreement, Peoples adopted the U.S. Treasury's standards for executive compensation and corporate governance for the period during which the U.S. Treasury owns any securities acquired from Peoples pursuant to the Securities Purchase Agreement or upon exercise of the Warrant. These standards generally apply to our executive officers – David L. Mead, Peoples' President and Chief Executive Officer; Edward G. Sloane, Peoples' Executive Vice President, Chief Financial Officer and Treasurer; Michael W. Hager, Peoples' Executive Vice President, Human Resources; Daniel K. McGill, Peoples' Executive Vice President, Chief Commercial Lending Officer; Carol A. Schneeberger, Peoples' Executive Vice President, Operations; Richard W. Stafford, Peoples' Executive Vice President, Retail Banking; and Joseph S. Yazombek, Peoples' Executive Vice President, Chief Credit Officer. These standards are set forth in the American Recovery and Reinvestment Act of 2009 (the "ARRA") and an interim final rule promulgated by the U.S. Treasury under 31 CFR Part 30 on June 15, 2009, and amended December 7, 2009 (collectively, the "Interim Final Rule") The executive compensation and corporate governance standards under the ARRA and the Interim Final Rule remain in effect during the period in which any obligation arising from financial assistance provided under TARP remains outstanding, excluding any period during which the U.S. Treasury holds only the Warrant to purchase Peoples' common shares (the "ARRA Covered Period").

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 25, 2011 (except as otherwise noted), information concerning the beneficial ownership of common shares by the only persons known by Peoples to be the beneficial owner of more than 5% of Peoples' outstanding common shares:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Peoples Bank – Trustee 138 Putnam Street P.O. Box 738 Marietta, OH 45750-0738	858,325 (2)	8.13%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	821,253 (3)	7.78%

Franklin Resources, Inc.
  Charles B. Johnson
  Rupert H. Johnson, Jr.
  Franklin Advisory Services, LLC
One Franklin Parkway
San Mateo, CA 94403-1906
	713,661 (4)	6.76%

BlackRock, Inc. 40 East 52nd Street New York, NY 10022	652,912 (5)	6.18%

(1)   The "Percent of Class" computation is based on 10,560,767 common shares outstanding and entitled to vote on February 25, 2011.

(2)   Includes Peoples Bank's beneficial ownership through Peoples Financial Advisors, a division of Peoples Bank, in the following manner: 125,633 common shares with shared investment and sole voting power; 685,068 common shares with shared investment and shared voting power; 24,316 common shares with sole investment and sole voting power; and 23,308 common shares with sole investment and shared voting power. The officers and directors of Peoples Bank and Peoples disclaim beneficial ownership of the common shares beneficially owned by Peoples Bank through Peoples Financial Advisors.

(3)   Based on information contained in a Schedule 13G amendment, filed with the SEC on February 11, 2011, on behalf of Dimensional Fund Advisors LP to report its beneficial ownership of common shares of Peoples as of December 31, 2010. The Schedule 13G amendment reported that Dimensional Fund Advisors LP had sole voting power as to 798,295 common shares and sole investment power as to 821,253 common shares, all of which were held in portfolios of four registered investment companies to which Dimensional Fund Advisors LP furnishes investment advice and of certain other commingled group trusts and separate accounts for which Dimensional Fund Advisors LP serves as investment manager. The common shares reported were owned by the investment companies, trusts and accounts. Dimensional Fund Advisors LP disclaimed beneficial ownership of the reported common shares.

(4)   Based on information contained in a Schedule 13G amendment, filed with the SEC on February 9, 2011, on behalf of Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., and Franklin Advisory Services, LLC to report their beneficial ownership of common shares of Peoples as of December 31, 2010. These common shares are reported to be beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries of Franklin Resources, Inc., including Franklin Advisory Services, LLC and Franklin Templeton Portfolio Advisors, Inc., which are investment adviser subsidiaries of Franklin Resources, Inc. The investment management contracts generally grant to the respective investment adviser subsidiary all voting and/or investment power over the common shares owned by the advisory clients. However, the Schedule 13G amendment reports

that, to the extent that the underlying client under a managed account investment management arrangement advised by Franklin Templeton Portfolio Advisors, Inc. has retained voting power over any common shares, Franklin Templeton Portfolio Advisors, Inc. disclaims any power to vote or direct the vote of such common shares. The Schedule 13G amendment reports that Franklin Advisory Services, LLC had sole voting power as to 691,961 common shares (6.55% of the outstanding common shares) and sole investment power as to 712,461 common shares (6.75% of the outstanding common shares) and that Franklin Templeton Portfolio Advisors, Inc. had sole voting (except as previously noted) and sole investment power as to 1,200 common shares (.01% of the outstanding common shares). For purposes of the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Charles B. Johnson and Rupert H. Johnson, Jr. are reported to be the principal stockholders of Franklin Resources, Inc., and together with Franklin Resources, Inc., each may be deemed to be, for purposes of Rule 13d-3 under the Exchange Act, the beneficial owner of the common shares held by persons and entities advised by the investment adviser subsidiaries of Franklin Resources, Inc. However, each of Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Franklin Advisory Services, LLC and Franklin Templeton Portfolio Advisors, Inc. expressly disclaimed any pecuniary interest (direct financial interest) or beneficial ownership in any of the common shares covered by the Schedule 13G amendment and they believe they are not a "group" within the meaning of Rule 13d-5 under the Exchange Act.

(5) Based on information contained in a Schedule 13G amendment filed with the SEC on February 8, 2011, on behalf of BlackRock, Inc. to report the beneficial ownership by its subsidiaries (BlackRock Japan Co. Ltd., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Advisors, LLC and BlackRock Investment Management, LLC) of common shares of Peoples as of December 31, 2010. The Schedule 13G amendment reported that BlackRock, Inc. had sole voting power and sole investment power as to all of the 652,912 common shares reported.

The following table sets forth, as of February 25, 2011, certain information with respect to the common shares beneficially owned by each current director of Peoples (including each nominee for re-election as a director of Peoples), by each individual named in the Summary Compensation Table for 2010 and by all current executive officers and directors of Peoples as a group:

	Amount and Nature of Beneficial Ownership (1)			
Name of Beneficial Owner	Common Shares Presently Held	Common Shares Which Can Be Acquired Upon Exercise of Options/SARs Currently Exercisable or Options/SARs First Becoming Exercisable Within 60 Days	Total	Percent of Class (2)
Carl L. Baker, Jr.	95,631 (3)	5,820	101,451	(4)
Mark F. Bradley (5)	6,469 (6)	7,520	13,989	(4)
George W. Broughton	158,820 (7)	4,665	163,485	1.55%
Wilford D. Dimit	59,278 (8)	5,820	65,098	(4)
Richard Ferguson	769 (9)	2,355	3,124	(4)
Dr. Brenda F. Jones	3,392 (10)	2,912	6,304	(4)
Daniel K. McGill (5)	2,808 (11)	0	2,808	(4)
David L. Mead (5)	4,100 (12)	600	4,700	(4)
Theodore P. Sauber	130,188 (13)	1,355	131,543	1.25%
Edward G. Sloane (5)	7,430 (14)	0	7,430	(4)
Richard W. Stafford (5)	2,427 (15)	0	2,427	(4)
Paul T. Theisen	24,510 (16)	5,820	30,330	(4)
David T. Wesel (5)	5,661 (17)	4,912	10,573	(4)
Thomas J. Wolf	20,600 (18)	3,510	24,110	(4)
Joseph S. Yazombek (5)	38,474 (19)	21,371	59,845	(4)
All current directors and executive officers as a group (numbering 15)(20)	586,188 (21)	68,677	654,865	6.16%

(1) Unless otherwise indicated in the footnotes to this table, the beneficial owner has sole voting and investment power with respect to all of the common shares reflected in the table. All fractional common shares have been rounded down to the whole common share. The mailing address of each of the current executive officers and directors of Peoples is 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738.

(2) The "Percent of Class" computation is based on the sum of (i) 10,560,767 common shares outstanding and entitled to vote on February 25, 2011 and (ii) the number of common shares, if any, as to which the named individual or group has the right to acquire beneficial ownership upon the exercise of options and/or stock appreciation rights which are currently exercisable or will first become exercisable within 60 days after February 25, 2011.

(3) Includes 9,507 common shares held in an investment account by Carl L. Baker, Jr., as to which Mr. Baker exercises sole voting and investment power. Includes 8,352 common shares held by B & N Coal, Inc., as to which Mr. Baker exercises shared voting and investment power. Also includes (i) 6,943 common shares held by Mr. Baker as Trustee of the Gilbert Baker Trust, as to which Mr. Baker exercises sole voting and investment power; (ii) 44,924 common shares held by Mr. Baker as Trustee of the Jewell Baker Trust, as to which Mr. Baker exercises sole voting and investment power; (iii) 9,005 common shares held by Mr. Baker as Trustee of the Mary Baker Trust, as to which Mr. Baker exercises sole voting and investment power; and (iv) 5,259 common shares held by Mr. Baker as Trustee of Baker Investments LLC, as to which Mr. Baker exercises sole voting and investment power. Does not include 302 common shares accrued to Mr. Baker's bookkeeping account under the Deferred Compensation Plan for Directors, as to which Mr. Baker has no voting or investment power.

(4) Reflects beneficial ownership of less than 1% of the outstanding common shares.

(5) Executive officer of Peoples during the 2010 fiscal year and named in the Summary Compensation Table for 2010. Mark F. Bradley served as President and Chief Executive Officer and as a director of Peoples until August 1, 2010. David L. Mead became President and Chief Executive Officer on August 2, 2010 and also serves as a director of Peoples. David T. Wesel served as Executive Vice President and Chief Operating Officer until December 10, 2010.

(6) Includes 2,484 common shares held jointly by Mark F. Bradley with his wife, as to which Mr. Bradley exercises shared voting and investment power. Also, includes 3,645 common shares held in a retirement savings plan as to which Mr. Bradley exercises sole voting and investment power.

(7) Includes 2,000 common shares held by George Broughton Family Limited Partnership, as to which Mr. Broughton exercises sole voting and investment power. Includes 558 common shares held by Broughton Commercial Properties, LLC, as to which Mr. Broughton exercises sole voting and investment power. Includes 13,374 common shares held in an IRA account by Peoples Bank as custodian, as to which Mr. Broughton exercises sole voting and investment power. Does not include 16,333 common shares held of record and beneficially owned by Mr. Broughton's wife, as to which Mr. Broughton has no voting or investment power and disclaims beneficial ownership. Does not include 1,492 common shares accrued to Mr. Broughton's bookkeeping account under the Deferred Compensation Plan for Directors, as to which Mr. Broughton has no voting or investment power. As of February 25, 2011, 558 common shares held by Broughton Commercial Properties, LLC and 9,306 common shares held by Mr. Broughton had been pledged as security.

(8) Includes 24,358 common shares held in the Wilford D. Dimit Trust Investment Account at Peoples Bank, as to which Mr. Dimit exercises shared voting and investment power with Peoples Bank. Also includes 34,586 common shares held in the Marjorie E. Dimit Trust Investment Account at Peoples Bank, as to which Mr. Dimit exercises shared voting and investment power with Peoples Bank. Does not include 33,971 common shares accrued to Mr. Dimit's bookkeeping account under the Deferred Compensation Plan for Directors, as to which Mr. Dimit has no voting or investment power.

(9) Includes 104 common shares allocated to the account of Richard Ferguson in the Ferguson Consulting, LLC retirement savings plan, as to which Mr. Ferguson has the power to direct the voting and investment. Does not include 8,236 common shares accrued to Mr. Ferguson's bookkeeping account under the Deferred Compensation Plan for Directors, as to which Mr. Ferguson has no voting or investment power.

(10) Does not include 14,439 common shares accrued to Dr. Brenda F. Jones' bookkeeping account under the Deferred Compensation Plan for Directors, as to which Dr. Jones has no voting or investment power.

(11) Includes 405 common shares allocated to the account of Daniel K. McGill in the Retirement Savings Plan, as to which Mr. McGill has the power to direct the voting and investment. Includes 1,000 restricted shares which were granted to Mr. McGill on October 1, 2009 but will not vest until October 1, 2011. Includes 403 restricted shares

which were granted to Mr. McGill on February 23, 2011 but will not vest until February 23, 2013. Mr. McGill has voting power and the right to receive dividends with respect to all of the restricted shares.

(12) Includes 3,500 common shares held in an investment account by David L. Mead, as to which Mr. Mead exercises sole voting and investment power. Does not include 6,288 common shares accrued to Mr. Mead's bookkeeping account under the Deferred Compensation Plan for Directors, as to which Mr. Mead has no voting or investment power.

(13) Includes 56,173 common shares held in the Carol J. Sauber Trust Account at Peoples Bank, as to which Theodore P. Sauber exercises shared investment and voting power with Peoples Bank. Includes 65,594 common shares held in the Theodore P. Sauber Trust Account at Peoples Bank, as to which Mr. Sauber exercises shared investment and voting power with Peoples Bank. Includes 8,121 common shares held in an IRA account by Peoples Bank as custodian, as to which Mr. Sauber exercises shared investment and voting power with Peoples Bank.

(14) Includes 4,352 common shares allocated to the account of Edward G. Sloane in the Retirement Savings Plan, as to which Mr. Sloane has the power to direct the voting and investment. Includes 351 restricted shares which were granted to Mr. Sloane on February 23, 2011 but will not vest until February 23, 2013. Mr. Sloane has voting power and the right to receive dividends with respect to all of the restricted shares.

(15) Includes 2,000 restricted shares which were granted to Richard W. Stafford on March 1, 2010, of which 1,000 will vest on March 1, 2011 and the remaining 1,000 will vest on March 1, 2012. Includes 427 restricted shares which were granted to Mr. Stafford on February 23, 2011 but will not vest until February 23, 2013. Mr. Stafford has voting power and the right to receive dividends with respect to all of the restricted shares.

(16) Does not include 6,747 common shares accrued to Paul T. Theisen's account under the Deferred Compensation Plan for Directors, as to which Mr. Theisen has no voting or investment power.

(17) Includes 3,221 common shares held jointly by David T. Wesel with his wife, as to which Mr. Wesel exercises shared voting and investment power. Includes 2,440 common shares held by Mr. Wesel as custodian for his children.

(18) As of February 25, 2011, 20,000 common shares held by Thomas J. Wolf had been pledged as security.

(19) Includes 20,894 common shares held jointly by Joseph S. Yazombek and his wife, as to which Mr. Yazombek exercises shared voting and investment power. Includes 16,585 common shares allocated to the account of Mr. Yazombek in the Retirement Savings Plan, as to which Mr. Yazombek has the power to direct the voting and investment. Includes 101 restricted shares which were granted to Mr. Yazombek on February 23, 2011 but will not vest until February 23, 2013. Mr. Yazombek has voting power and the right to receive dividends with respect to these restricted shares.

(20) Charles W. Sulerzyski, who has been chosen by the Board of Directors of Peoples to become President and Chief Executive Officer of Peoples, is not included in this group because Mr. Sulerzyski will not assume those offices until April 4, 2011. Please see the disclosure under the section captioned "**EXECUTIVE OFFICERS**" beginning on page 14.

(21) Includes common shares held jointly by current directors and executive officers with other persons as well as 36,792 common shares allocated to the accounts of the current executive officers of Peoples in the Retirement Savings Plan. See notes (3), (7) through (16), (18) and (19) above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that Peoples' directors and executive officers, and any persons beneficially holding more than 10 percent of Peoples' outstanding common shares, file statements with the SEC reporting their initial beneficial ownership of common shares and any subsequent changes in their beneficial ownership. Peoples is required to disclose in this proxy statement any late statements, if any statements are not filed within the time periods mandated by the SEC. Based solely on Peoples' review of (i) Section 16(a) statements filed on behalf of these persons for their transactions during Peoples' 2010 fiscal year and (ii) written representations received from these persons that no other Section 16(a) statements were required to be filed by them for transactions during Peoples' 2010 fiscal year, Peoples believes that all Section 16(a) filing requirements applicable to Peoples' executive officers and directors, and persons holding more than 10 percent of Peoples' outstanding common shares, were complied with.

TRANSACTIONS WITH RELATED PERSONS

During the 2010 fiscal year, Peoples Bank entered into lending relationships with certain executive officers and directors of Peoples (including those individuals no longer serving as executive officers and directors at the end of the 2010 fiscal year, with members of their respective immediate families and with corporations or organizations as to which directors of Peoples serve as executive officers or beneficially own more than 10% of the equity securities. All such loans (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates charged and collateral required, as those prevailing at the time for comparable loans with persons not related to Peoples or Peoples Bank, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features to Peoples or Peoples Bank.

The above loans were subject to Peoples Bank's written policies, procedures and standard underwriting criteria applicable to loans generally, and were made in accordance with Federal Reserve Regulation O requiring prior approval of each loan by the Board of Directors of Peoples Bank.

Effective January 1, 2006, David T. Wesel, the son of Joseph H. Wesel, who was then a director of Peoples, assumed the positions of Executive Vice President of Peoples and of Peoples Bank, as well as President of Peoples Financial Advisors, a division of Peoples Bank. Effective March 1, 2009, David T. Wesel also assumed the position of President of Peoples Insurance Agency, LLC, and his title at Peoples was changed to Executive Vice President for Investment and Insurance Services. Prior to January 1, 2006, David T. Wesel had served as Vice President of Peoples Bank and Sales Manager of Peoples Financial Advisors, but was not an executive officer of either Peoples or Peoples Bank. David T. Wesel's compensation for the 2010 fiscal year is reported in the section captioned **"EXECUTIVE COMPENSATION."** Joseph H. Wesel did not serve as a member of Peoples' Compensation Committee and was not involved in setting the compensation for David T. Wesel during his period of service with Peoples and Peoples Bank.

On November 24, 2010, Peoples received a letter from David T. Wesel indicating his intention to resign effective December 10, 2010. On that date, David T. Wesel resigned from his positions with Peoples, and is no longer employed by Peoples or any of its subsidiaries or affiliates. Effective November 18, 2010, Joseph H. Wesel retired from the Boards of Directors of Peoples and Peoples Bank.

The Audit Committee of Peoples' Board of Directors is responsible, under the terms of its charter, for reviewing and approving related person transactions that are material to Peoples' consolidated financial statements or otherwise require disclosure under applicable rules adopted by the SEC, including those transactions required to be disclosed under Item 404 of SEC Regulation S-K. All such transactions must be approved by the Audit Committee. Further, under the terms of its charter and Peoples' Code of Ethics, the Audit Committee is responsible for reviewing and approving all actions and transactions which involve the personal interest of a director or executive officer of Peoples and determining whether any such action or transaction represents a potential conflict of interest.

PROPOSAL NUMBER 1:
ELECTION OF DIRECTORS

As of the date of this proxy statement, there were 9 members of the Board of Directors – three directors in the class whose terms expire at the Annual Meeting, three in the class whose terms expire in 2012 and three in the class whose terms expire in 2013. Proxies cannot be voted at the Annual Meeting for more than three nominees.

On May 17, 2010, Peoples received notification from Robert W. Price that he intended to resign from the Peoples Board of Directors, effective May 31, 2010. Mr. Price's resignation then took effect on May 31, 2010. On October 7, 2010, Peoples received notification from Dave M. Archer that he intended to retire from the Peoples Board of Directors, effective October 15, 2010. Mr. Archer's retirement then took effect on October 15, 2010. On November 18, 2010, Peoples received notification from Joseph H. Wesel that he was retiring from the Peoples Board of Directors effective November 18, 2010.

The Board of Directors proposes that each of the three nominees identified below be re-elected for a new three-year term and until his or her successor is duly elected and qualified or until his or her earlier resignation, removal from office or death. The Governance and Nominating Committee recommended each nominee for re-election. The three nominees for election as directors receiving the greatest number of votes **"FOR"** election as a director of Peoples will be elected to serve in the class whose terms expire in 2014. Common shares represented by properly executed and returned proxy cards will be voted as specified or, if no instructions are given, **"FOR"** the election of the Board of Directors' nominees, except in the case of broker non-votes. Common shares as to which the authority to vote is withheld and broker non-votes will not be counted toward the election of directors, or toward the election of the individual nominees specified on the proxy card.

Recommendation and Vote


**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
SHAREHOLDERS VOTE "FOR" THE ELECTION OF ALL NOMINEES LISTED BELOW.**


The following table gives certain information, as of the date of this proxy statement, concerning each nominee for re-election as a director of Peoples. Unless otherwise indicated, each individual has had the same principal occupation for more than five years. Each individual also serves as a director of Peoples Bank.

Nominee	Age	Position(s) Held with Peoples and Its Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Nominee For Term Expiring In
Wilford D. Dimit	76	Former President of First Settlement, Inc., a Marietta, Ohio corporation operating a retail clothing store for men and women, a family shoes store, a cosmetic studio, a public alteration shop and a restaurant. In March 2005, the businesses were sold or closed and Mr. Dimit retired.	1993	2014

Mr. Dimit's many years of extensive sales experience, and his small business ownership and management history, combined with his degree in Business Administration from Marietta College, are valuable to Board of Directors oversight and leadership in providing insights into the ownership and management of various small businesses. Mr. Dimit's service as a director of Peoples Bank for 22 years allows him to provide valuable perspective in these areas of expertise to the Peoples Board of Directors.

Dr. Brenda F. Jones	51	Medical Director, Marietta Ophthalmology Associates, Inc., located in Marietta, Ohio, since 1991. Member, American Academy of Ophthalmology (Fellow), Ohio Ophthalmology Society, American Medical Association, National Medical Association, and Research to Prevent Blindness.	2009	2014

Dr. Jones has effectively led a corporation for 20 years as a sole practitioner. She has brought those leadership skills to Peoples and provides perspective to the Board on business and management matters. In addition, Dr. Jones' service as a director of Peoples Bank for 16 years allows her to provide valuable perspective to the Peoples Board of Directors as not just a practitioner, but also a business owner and operator in the medical field.

Theodore P. Sauber	77	Vice President of T.C.K.S., Inc., a holding company for McDonald's Restaurants in Ohio and West Virginia. Member, Ohio University Trustees Academy and Service Corps of Retired Executives (SCORE) of Athens (Ohio). Director of Peoples Bancorp Foundation, Inc. since December 2003. Retired Trustee of Rio Grande University.	2004	2014

Mr. Sauber developed his business experience through ownership and operation of McDonald's franchises for 36 years. In addition to his general business knowledge, his in-depth knowledge of Peoples' Athens and Nelsonville markets provides a valuable perspective for the Board of Directors in a crucial market area. Mr. Sauber's service as a director of Peoples Bank for 20 years allows him to apply this perspective to the Peoples Board of Directors.

While it is contemplated that all nominees will stand for re-election at the Annual Meeting, if one or more nominees at the time of the Annual Meeting should be unable to serve or for good cause will not serve as a candidate for re-election as a director, the individuals designated as proxies on the proxy card will have full discretion to vote the common shares represented by the proxies they hold for the election of the remaining nominees and for the election of any substitute nominee or nominees designated by the Board of Directors following recommendation by the Governance and Nominating Committee. The Board of Directors knows of no reason why any of the nominees named above would be unavailable or unable to serve if elected to the Board.

The following table gives certain information, as of the date of this proxy statement, concerning the current directors of Peoples who will continue to serve after the Annual Meeting. Unless otherwise indicated, each individual has had the same principal occupation for more than five years. Each individual also serves as a director of Peoples Bank.

Name	Age	Position(s) Held with Peoples and Its Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Term Expiring In
Carl L. Baker, Jr.	48	President and Chief Executive Officer, B & N Coal, Inc., a mining, reclamation and construction concern, located in southeastern Ohio. Co-Owner of Sharon Stone Company, a limestone and slag producer, located in Noble and Washington Counties, Ohio. Owner of Dexter Hardwoods, Inc., a hardwood sawmill, located in Noble County, Ohio. Partner in Belpre Sand & Gravel Company, a sand and gravel operation, located in Little Hocking, Washington County, Ohio.	2000	2012

Mr. Baker's management and leadership in these businesses provide quality insights on some of the core regional business types served by Peoples, which has allowed Mr. Baker to help guide Peoples in his role as a director. He brings a diverse background and executive experience to the Board of Directors.

Name	Age	Position(s)	Since	Term
George W. Broughton	53	Owner and President of GWB Specialty Foods, LLC, an ice cream, frozen food, and coffee service distributor. Owner and President of Broughton Commercial Properties, LLC, a commercial properties rental company. Chairman of Broughton Foundation, a nonprofit charitable foundation, and Broughton Park, a park facility owned by the Broughton Foundation and made available to the public. President and Controller of George Broughton Family LLP, an asset management company. Owner and President of GWB Oil & Gas LLC, an independent oil and gas producing company. All of these entities are based in Marietta, Ohio. A Director of Peoples Bancorp Foundation, Inc. since December 2003.	1994	2012

Mr. Broughton brings a great deal of experience in various small business ventures in a number of different industries to the Board of Directors. His extensive executive experience and proven general business and leadership skills are valuable to Peoples' Board of Directors and enhance its overall capabilities. Mr. Broughton's service as a director of Peoples Bank for 21 years allows him to provide valuable perspective to the Peoples Board of Directors as to issues affecting local and regional business in Peoples' market area.

Name	Age	Position(s)	Since	Term
Richard Ferguson	64	Owner of Ferguson Consulting, LLC, a Columbus, Ohio based professional practice that focuses on business valuations and forensic accounting services. Certified Public Accountant since 1976 and Certified Valuation Analyst since 1996. Mr. Ferguson has served as Chairman of the Board of Peoples since July 2008.	2004	2012

Mr. Ferguson brings significant financial expertise and business knowledge to the Peoples Board of Directors, both through his business experience and his professional certifications. His extensive financial experience, expertise, and background are also invaluable for Peoples' Audit Committee.

Name	Age	Position(s) Held with Peoples and Its Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Term Expiring In
David L. Mead	55	David Mead has served as President and Chief Executive Officer of Peoples Bancorp Inc. since August 2, 2010, as President and Chief Executive Officer of Peoples Bank since August 6, 2010, and as President of Peoples Insurance Agency, LLC since December 2010. On February 7, 2011, Mr. Mead notified Peoples that he has agreed to join the faculty of Marietta College, located in Marietta, Ohio, as an Associate Professor when the fall semester of the 2011 – 2012 academic year begins in late August 2011. Mr. Mead will continue to serve as a director of both Peoples and Peoples Bank after he joins the faculty of Marietta College. Mr. Mead formerly served as Vice President for Business Affairs, Otterbein College, located in Westerville, Ohio, from September 2006 until June 2010, Associate Professor of Finance, Marietta College from August 2004 to September 2006, Chief Financial Officer and Treasurer of First Place Financial Corp., headquartered in Warren, Ohio, from December 2002 to June 2004, and Treasurer of First Place Bank, headquartered in Warren, Ohio, from May 2002 to December 2002. Certified Public Accountant since 1978.	2006	2013

Mr. Mead's role as President and Chief Executive Officer of Peoples has provided him with intimate knowledge of the Peoples organization and its operations through his day-to-day management of Peoples. Mr. Mead's 23 years of banking experience and his previous position as the Chief Financial Officer of a bank holding company provide significant value to the collective knowledge of our organization and the Board of Directors. His extensive experience, professional certification as a Certified Public Accountant, financial expertise and background are assets to the Board of Directors. In addition, Mr. Mead's service as a director of Peoples Bank since 2005 provides valuable perspective to the Board of Directors in the areas of financial oversight, audit, accounting, and general financial knowledge relevant to the financial services industry.

Name	Age	Position(s)	Director Continuously Since	Term Expiring In
Paul T. Theisen	80	Attorney-At-Law, retired. For more than 40 years, he was a litigator with TheisenBrock, A Legal Professional Association ("TheisenBrock"), located in Marietta, Ohio, and was Of Counsel to, and an independent contractor with, that firm from 1998 to December 2008. Vice Chairman of the Board since June 2005, and Leadership Director from December 2005 to July 2008, of Peoples. Chairman of the Board of Peoples Bank since June 2005.	1980	2013

Mr. Theisen's extensive experience as an attorney, practicing primarily in the areas of business and labor law, provides insights for the Board of Directors into these areas of the law as they relate to Peoples' business operations. His 31 years of experience as a director of Peoples and 32 years as a director of Peoples Bank also contribute a wealth of experience to the Board of Directors.

Name	Age	Position(s) Held with Peoples and Its Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Term Expiring In
Thomas J. Wolf	64	President of seven holding companies for 14 McDonald's Restaurants in Kentucky and West Virginia. Chairman of the Board for Fifth Avenue Broadcasting Co., Inc., a holding company for four radio stations in Huntington, West Virginia. Board member of Our Lady of Bellefonte Hospital in Ashland, Kentucky, from 2002 to 2008. Board member of the Ronald McDonald House in Huntington, West Virginia, since 1987. He also served as a Board member of Palmetto Heritage Bankshares, Inc., a community bank holding company based in South Carolina, from 2005 to 2007.	2004	2013

Mr. Wolf's 37 years of executive experience in managing businesses is an asset to Peoples' Board of Directors. This experience allows Mr. Wolf to provide key input to the Board, from a business perspective as well as insight into Peoples' Kentucky market.

There are no family relationships among any of the directors, nominees for election as a director and executive officers of Peoples.

None of the directors or nominees for election as a director of Peoples is or has been involved in legal proceedings required to be reported or disclosed in this Proxy Statement.

EXECUTIVE OFFICERS

The following individuals serve as the executive officers of Peoples as of the date of this proxy statement. Each executive officer is elected annually and serves at the pleasure of the Board of Directors of Peoples. The following table lists each executive officer's age as of the date of this proxy statement as well as the positions presently held by each executive officer with Peoples and our principal subsidiaries and each executive officer's individual business experience. As noted in the paragraph which follows the discussion of the executive officers' business experience, the Board of Directors of Peoples has chosen Charles W. Sulerzyski to become President and Chief Executive Officer of Peoples. Mr. Sulerzyski will assume these offices on April 4, 2011.

Name	Age	Position
David L. Mead	55	President and Chief Executive Officer
Edward G. Sloane	50	Executive Vice President, Chief Financial Officer and Treasurer
Michael W. Hager	67	Executive Vice President, Human Resources
Daniel K. McGill	56	Executive Vice President, Chief Commercial Lending Officer
Carol A. Schneeberger	54	Executive Vice President, Operations
Richard W. Stafford	46	Executive Vice President, Retail Banking
Joseph S. Yazombek	57	Executive Vice President, Chief Credit Officer

Mr. Mead joined Peoples as a Director in October 2006, and was appointed interim President and Chief Executive Officer of Peoples on August 2, 2010, and interim President and Chief Executive Officer of Peoples Bank on August 6, 2010. Mr. Mead has also served as President since December 21, 2010 of Peoples Insurance Agency, LLC. On February 7, 2011, Mr. Mead notified Peoples that he has agreed to join the faculty of Marietta College, located in Marietta, Ohio, as an Associate Professor when the fall semester of the 2011 – 2012 academic year begins in late August 2011. After Charles W. Sulerzyski becomes President and Chief Executive Officer of Peoples, Mr. Mead will temporarily serve as a non-executive employee of Peoples. In that capacity, Mr. Mead will facilitate Mr. Sulerzyski's transition.

Mr. Mead will continue to serve as a director of both Peoples and Peoples Bank after he joins the faculty of Marietta College. Prior to joining Peoples as an executive officer, Mr. Mead served as Vice President for Business Affairs, at Otterbein College, located in Westerville, Ohio, from September 2006 to June 2010 and served as Associate Professor of Finance at Marietta College, located in Marietta, Ohio from August 2004 to September 2006. Mr. Mead also served as Chief Financial Officer and Treasurer of First Place Financial Corp., headquartered in Warren, Ohio, from December 2002 to June 2004, and Treasurer of First Place Bank, headquartered in Warren, Ohio, from May 2002 to December 2002.

Mr. Sloane, a Certified Public Accountant, joined Peoples in May 2008 when he was appointed as Executive Vice President, Chief Financial Officer and Treasurer of Peoples and Peoples Bank. Prior to joining Peoples, Mr. Sloane served from 2006 to 2008 as Senior Vice President of Strategic Planning and Analysis for WesBanco, Inc., a West Virginia bank holding company located in Wheeling, West Virginia. From 1991 to 2006, Mr. Sloane served as Controller of WesBanco, Inc. He has over 25 years of experience in the financial services industry in various roles of increasing responsibility in the accounting, finance, mergers and acquisitions, asset/liability management and strategic planning areas.

Mr. Hager joined Peoples in January 2011 when he was appointed Executive Vice President, Human Resources of both Peoples and Peoples Bank. Prior to joining Peoples, Mr. Hager was appointed by President Bush as acting Director of the U.S. Office of Personnel Management from August of 2008 until January 2009. Mr. Hager was also unanimously approved by the United States Senate to become an Assistant Secretary for the United States Department of Veterans Affairs, where he was responsible for all Human Resources activity from November 2007 until August of 2008. Mr. Hager was also an Associate Deputy Administrator for the Small Business Administration from July 2005 until November 2007, and was also the Chief Human Capital Officer for Bank One for fifteen (15) years.

Mr. McGill joined Peoples in September 2009 when he was appointed Executive Vice President, Chief Commercial Lending Officer of both Peoples and Peoples Bank. Prior to joining Peoples, Mr. McGill worked for FirstMerit Bank, National Association, starting in 1994, and served as President and Chief Executive Officer of the Central Region of FirstMerit Bank, National Association from 1997 to July 2009.

Ms. Schneeberger, a Certified Public Accountant, serves as Executive Vice President, Operations of Peoples and Peoples Bank, positions she has held since April 1999 and February 2000, respectively, and she has served as Cashier of Peoples Bank since March 2000. From April 2007 to May 2008, Ms. Schneeberger served as interim Chief Financial Officer and Treasurer of both Peoples and Peoples Bank. From October 1988 to April 1999, Ms. Schneeberger was Vice President for Operations of Peoples. Prior thereto, she was Auditor of Peoples from August 1987 to October 1988 and Auditor of Peoples Bank from January 1986 to October 1988. Ms. Schneeberger joined Peoples Bank in 1977.

Mr. Stafford joined Peoples in February 2010 when he was appointed Executive Vice President, Retail Banking of both Peoples and Peoples Bank. Prior to joining Peoples, Mr. Stafford served as Senior Vice President of Retail Banking and Chief Operating Officer of Citizens First Bancorp, Inc., a Michigan bank holding company, from 2005 to January 2010.

Mr. Yazombek became Executive Vice President, Chief Credit Officer in September 2009. Mr. Yazombek served as Executive Vice President, Chief Lending Officer of Peoples from January 2000 to September 2009. Mr. Yazombek also held the position of Executive Vice President and Chief Lending Officer of Peoples Bank from October 1998 to September 2009. He was an Executive Vice President of Peoples Bank's Consumer and Mortgage Lending areas from May 1996 to October 1998. Mr. Yazombek joined Peoples Bank in 1983 and served as a real estate lender until May 1996.

On March 11, 2011, Peoples announced that it had hired Charles W. Sulerzyski to be its President and Chief Executive Officer effective April 4, 2011. Mr. Sulerzyski, who is 53, has served as a financial services executive for more than 30 years with experience in banking, insurance and investment organizations. He served as Regional President, Great Lakes Region for KeyBank, N.A., a national bank located in Cleveland, Ohio, from 2005 to 2010. Prior thereto, he was with Marsh & McLennan, Inc., a company located in New York, New York which provides risk and insurance services and solutions, from 2000 to 2005 where he served as Managing Director, Marsh Affinity and Private Client Practices from 2003 to 2005 and as Managing Director, U.S. Practice Leader/Private Client Services from 2000 to 2003. Prior thereto, he served with The Provident Bank, located in Cincinnati, Ohio, from 1996 to 2000, with Fidelity Investments, located in Boston, Massachusetts, from 1995 to 1996 and with Banc One Corporation and its subsidiaries, located in Columbus, Ohio, from 1987 to 1995.

None of the executive officers of Peoples or Mr. Sulerzyski is involved in legal proceedings required to be reported or disclosed in this Proxy Statement.

THE BOARD OF DIRECTORS AND
COMMITTEES OF THE BOARD

Independence of Directors

The rules of The NASDAQ Stock Market LLC (the "NASDAQ Rules") require that a majority of the members of Peoples' Board of Directors be independent directors. The definition of an independent director for purposes of the NASDAQ Rules includes a series of objective criteria, which Peoples' Board of Directors has used in determining whether its members are independent.

Peoples is led by David Mead, who serves as President and Chief Executive Officer and as a director, and Richard Ferguson, who serves as a non-executive Chairman of the Board, a position he has held since July 2008. Peoples' Board is comprised of Mr. Mead and eight independent directors, including Mr. Ferguson. Peoples believes that the independent directors provide objective oversight of management performance as a key component of efficient corporate governance and overall risk management. The Board has determined that the most effective leadership structure for Peoples at the present time is for a different person to serve as each of the Chief Executive Officer and the Chairman of the Board, coupled with independent chairs of the Audit, Risk, Compensation, and Governance and Nominating Committees. The Board of Directors regularly deliberates and discusses its appropriate leadership structure and the role and responsibilities of the Chairman of the Board based upon the needs of Peoples in order to provide effective oversight of management.

In addition to considering the objective criteria, as required by the NASDAQ Rules, the Board of Directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with such individual's exercise of independent judgment in carrying out the responsibilities of a director. In making these independence determinations, the Board of Directors has reviewed, considered and discussed each director's business and personal relationships, both direct and indirect, with Peoples and our subsidiaries and the compensation and other payments each director and such director's immediate family members have, both directly and indirectly, received from or made to Peoples and our subsidiaries and presently expect to receive from or make to Peoples and our subsidiaries. Based on that review, consideration and discussion, the Board of Directors has determined that at least a majority of its members qualify as independent directors. The Board of Directors has further determined that each of the following directors has no financial or personal ties, either directly or indirectly, with Peoples or our subsidiaries (other than compensation received in the individual's capacity as a director of Peoples and our subsidiaries, non-preferential banking relationships in the ordinary course of business with Peoples Bank and ownership of common shares of Peoples as described in this proxy statement) and thus qualifies as independent: Carl L. Baker, Jr.; George W. Broughton; Wilford D. Dimit; Dr. Brenda F. Jones; Richard Ferguson; Theodore P. Sauber; Paul T. Theisen; and Thomas J. Wolf. The Board of Directors also determined during his period of service in the 2010 fiscal year which ended May 31, 2010, Robert W. Price had no financial or personal ties, either directly or indirectly, with Peoples and our subsidiaries (other than compensation received by him in his capacity as a director of Peoples and our subsidiaries, non-preferential banking relationships in the ordinary course with Peoples Bank, and ownership of Peoples common shares) and thus qualified as independent. The Board of Directors also determined that in the 2010 fiscal year during his period of service which ended October 15, 2010, Dave M. Archer had no financial or personal ties, either directly or indirectly, with Peoples and our subsidiaries (other than compensation received by him in his capacity as a director of Peoples and our subsidiaries, non-preferential banking relationships in the ordinary course with Peoples Bank, ownership of Peoples common shares, fees for plumbing and electrical services provided by one of Mr. Archer's companies to Peoples Bank in an amount exceeding $55,000 in the 2010 fiscal year, and rental payments made by Peoples Bank to one of Mr. Archer's companies for the lease of a storage facility in an amount not exceeding $25,000 in the 2010 fiscal year) and thus qualified as independent. The Board of Directors also determined that in the 2010 fiscal year during his period of service which ended on November 18, 2010, Joseph H. Wesel did not qualify as independent since his son David T. Wesel was then serving as an executive officer of Peoples and Peoples Bank.

On May 17, 2010, Peoples received notification from Robert W. Price that he intended to resign from the Peoples Board of Directors, effective May 31, 2010. Mr. Price's resignation then took effect on May 31, 2010. On October 7, 2010, Peoples received notification from Dave M. Archer that he intended to retire from the Peoples Board of Directors, effective October 15, 2010. Mr. Archer's retirement then took effect on October 15, 2010. On November 18, 2010, Peoples received notification from Joseph H. Wesel that he was retiring from the Peoples Board of Directors effective November 18, 2010.

Paul T. Theisen was Of Counsel to, and an independent contractor with, the law firm of TheisenBrock until December 2008. Mr. Theisen has not been a partner, controlling shareholder or executive officer or otherwise been related to or held any interest in TheisenBrock, other than as Of Counsel and an independent contractor (and has not personally performed legal services for Peoples or any of our subsidiaries), since 1998. TheisenBrock performed legal services for Peoples and our subsidiaries during the 2010 fiscal year.

During the 2010 fiscal year, David L. Mead qualified as an independent director until August 2, 2010, when he was appointed as an executive officer of Peoples and Peoples Bank.

Mark F. Bradley did not qualify as an independent director in the 2010 fiscal year during his period of service which ended August 1, 2010, because he served as an executive officer of Peoples.

Executive Sessions

In accordance with applicable NASDAQ Rules, the independent directors were given the opportunity to meet in executive session during each meeting of Peoples' Board of Directors, presided over by the Chairman of the Board, and at such other times as the independent directors deemed necessary.

Meetings of the Board and Attendance at Annual Meetings of Shareholders

The Board of Directors held a total of 14 meetings during the 2010 fiscal year. Each incumbent director attended 82% or more of the aggregate of the total number of meetings held by the Board of Directors and the total number of meetings held by all committees of the Board of Directors on which he or she served, in each case during his or her period of service.

Peoples encourages all incumbent directors and director nominees to attend each annual meeting of shareholders. All of the directors serving on the Board of Directors at that time attended Peoples' last annual meeting of shareholders held on April 22, 2010.

Committees of the Board

The Board of Directors has five standing committees: Audit, Compensation, Executive, Governance and Nominating, and Risk. The Audit Committee and the Risk Committee are charged with the majority of the risk oversight responsibilities of the Board of Directors. With the exception of the Executive Committee, which is chaired by Mr. Mead, each of the standing committees is chaired by a separate independent director. The Risk Committee is the committee providing the primary oversight of significant risks on an enterprise-wide level within all the defined risk categories, as discussed below. However, the Audit Committee's duties do include overseeing a substantial portion of management's actions to address compliance, legal and operational risks. The Compensation Committee evaluates, with Peoples' senior risk officers, all risks posed by Peoples' compensation programs and makes all reasonable efforts required to limit any unnecessary risks these programs pose to Peoples and ensure that the programs do not encourage Senior Executive Officers (as defined in the Interim Final Rule) to take unnecessary and excessive risks that threaten the value of Peoples. These committees are focused on maintaining our key risks within acceptable tolerances and work in concert to provide enterprise-wide oversight. Each committee's role and its interaction with the Board of Directors regarding the committee's oversight responsibilities are described more fully below. Through these committees and the effective working relationships with management, the Board of Directors is able to effectively monitor and maintain an active role in the oversight of the key aspects of risks to which Peoples is exposed. Peoples believes that this risk oversight structure, coupled with Peoples' leadership structure of having an independent director serve as Chairman of the Board, maximizes the independence and objectivity of the Board of Directors in carrying out its functions. The two structures serve complimentary functions.

Audit Committee

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act and conducts its business pursuant to a written charter adopted by the Board of Directors. A current copy of the charter of the Audit Committee is posted on the "Corporate Governance & Ethics" page of Peoples' website at www.peoplesbancorp.com. At least annually, the Audit Committee reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board of Directors as necessary to reflect changes in regulatory requirements, authoritative guidance and evolving practices. Among other duties set forth in its charter, the Audit Committee is responsible for:

- overseeing the accounting and financial reporting processes of Peoples;

- overseeing the audits of the consolidated financial statements of Peoples;

- appointing, terminating, compensating and overseeing the work of Peoples' independent registered public accounting firm, including resolving any disagreements between Peoples' management and the independent registered public accounting firm regarding financial reporting;

- pre-approving all audit and non-audit services provided by the independent registered public accounting firm;

- discussing with management, the internal auditors and the independent registered public accounting firm the adequacy and effectiveness of the accounting and financial controls of Peoples;

- reviewing and concurring in the appointment, replacement, reassignment or dismissal of the internal auditor, the scope of the internal audit and the operation and performance of the internal auditor;

- reviewing all related person transactions (any transaction required to be reported pursuant to Item 404 of SEC Regulation S-K) for potential conflict of interest situations and approving related person transactions as appropriate;

- reviewing Peoples' earnings press releases, financial information and earnings guidance and financial statements and related disclosures in Peoples' periodic reports;

- setting hiring policies for employees or former employees of the independent registered public accounting firm;

- establishing procedures for the receipt, retention and treatment of complaints received by Peoples regarding accounting, internal accounting controls or auditing matters;

- reviewing with the internal auditors and Peoples' General Counsel legal and regulatory matters that may have a material impact on Peoples' consolidated financial statements, related compliance policies of Peoples and compliance with Peoples' Code of Ethics for Directors, Officers and Employees and programs and reports received from regulatory agencies;

- assisting the Board of Directors in the oversight of:

  - the performance of Peoples' independent registered public accounting firm,

  - the independent registered public accounting firm's qualifications and independence; and

- other duties and responsibilities as may be delegated to the Audit Committee by the full Board of Directors.

The Audit Committee held four meetings during the 2010 fiscal year. The **"AUDIT COMMITTEE REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010"** appears beginning on page 54.

The Audit Committee is currently comprised of Thomas J. Wolf (Chairman), Carl L. Baker, Jr., Richard Ferguson, Dr. Brenda F. Jones and Theodore P. Sauber. Messrs. Baker, Ferguson, Sauber and Wolf and Dr. Jones served as members of the Audit Committee during the entire 2010 fiscal year. Mr. Wolf was appointed as Chairman of the Audit Committee on August 2, 2010. Mr. David L. Mead served as a member of the Audit Committee until his appointment as Peoples' President and Chief Executive Officer on August 2, 2010. Contemporaneously with his appointment as President and Chief Executive Officer of Peoples, Mr. Mead resigned from his position as a member of the Audit Committee of Peoples' Board of Directors. The last Audit Committee meeting Mr. Mead attended was on July 22, 2010. Mr. Mead at all times during his service qualified as an independent director for purposes of Rule 10A-3 under the Exchange Act and under the applicable NASDAQ Rules. The Board of Directors has determined that each of the current members of the Audit Committee qualifies as an independent director for purposes of Rule 10A-3 under the Exchange Act and under the applicable NASDAQ Rules.

The Board of Directors has concluded that each member of the Audit Committee is capable of (i) understanding accounting principles generally accepted in the United States ("US GAAP") and financial statements, (ii) assessing the general application of US GAAP in connection with the accounting for estimates, accruals and reserves, (iii) analyzing and evaluating Peoples' consolidated financial statements, (iv) understanding internal control over financial reporting, and (v) understanding audit committee functions. Based upon his respective background, knowledge, qualifications, experience and profession, the Board of Directors has determined that Richard Ferguson qualifies as an "audit committee financial expert" under the SEC's rules, and as "financially sophisticated" for purposes of the applicable NASDAQ Rules.

Compensation Committee

The Compensation Committee is currently comprised of three directors who qualify as (i) "independent directors" under the applicable NASDAQ Rules, (ii) "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and (iii) "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act. In addition, the Compensation Committee constitutes a "compensation committee" for purposes of the requirements applicable to Peoples as a result of its participation in the TARP Capital Purchase Program and set forth in the ARRA and the Interim Final Rule issued by the U.S. Treasury. (More information about this requirement and the other obligations imposed on Peoples by the ARRA and the Interim Final Rule is included in the section entitled "EXECUTIVE Compensation: – "**COMPENSATION DISCUSSION AND ANALYSIS – TARP Capital Purchase Program**".)

The current members of the Compensation Committee are George W. Broughton (Chairman), Carl L. Baker, Jr., and Paul T. Theisen, each of whom served on the Compensation Committee throughout the entire 2010 fiscal year. Each of David L. Mead and Robert W. Price served on the Compensation Committee for a portion of the 2010 fiscal year. On May 14, 2010, Peoples received notification from Mr. Price that he intended to resign from the Peoples Board of Directors due to his new personal business pursuits. Mr. Price's resignation was effective May 31, 2010 and the last Compensation

Committee meeting he attended was on February 24, 2010. On August 2, 2010, Mr. Mead attended the meeting of the Compensation Committee held prior to the meeting of the Board of Directors at which he was appointed as interim President and Chief Executive Officer of Peoples. This was the last Compensation Committee meeting he attended as he resigned his position as a member of the Compensation Committee contemporaneously with his appointment as interim President and Chief Executive Office of Peoples. To the extent that the Compensation Committee discussed and voted with respect to the compensation Mr. Mead would receive if he were later appointed as interim President and Chief Executive Officer, he did not participate in the discussion and abstained from the voting. Both Mr. Price and Mr. Mead at all times during their service as a member of the Compensation Committee qualified as independent directors under applicable NASDAQ Rules, "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and "non-employee directors" for purposes of Rule 166-3 under the Exchange Act..

The executive compensation standards under the ARRA and the Interim Final Rule require that the Compensation Committee meet at least every six months and take the following actions:

- Discuss, evaluate and review all "SEO Compensation Plans" (as defined in the Interim Final Rule) with Peoples senior risk officers to ensure that the SEO Compensation Plans do not include incentives for the "Senior Executive Officers" (as defined in the Interim Final Rule) of Peoples to take unnecessary and excessive risks that could threaten Peoples' value.

- Discuss, evaluate and review all "Employee Compensation Plans" (as defined in the Interim Final Rule) with Peoples senior risk officers in light of the risks (including the short-term and long-term risks) posed to Peoples by such Employee Compensation Plans and how to limit such risks.

- Discuss, evaluate and review all Employee Compensation Plans and identify and eliminate features in the Employee Compensation Plans that could encourage the manipulation of reported earnings of Peoples to enhance the compensation of any employee.

The Compensation Committee is required to both disclose the results, and certify completion, of the reviews described above in the Compensation Committee Report. The disclosure and certifications in the form required by the Interim Final Rule are included in the section captioned "**COMPENSATION COMMITTEE REPORT**".

The Compensation Committee is organized and conducts its business pursuant to a written charter adopted by the Board of Directors. A current copy of the charter of the Compensation Committee is posted on the "Corporate Governance & Ethics" page of Peoples' website at www.peoplesbancorp.com. The Compensation Committee periodically reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board of Directors for approval as necessary.

The primary function of the Compensation Committee is to review and approve, on behalf of the Board of Directors, recommendations regarding all forms of compensation to be provided to the executive officers and directors of Peoples and our subsidiaries, including bonuses, equity-based compensation, cash incentives, perquisites, employee benefits and salary programs. In carrying out this function, the Compensation Committee is responsible for reviewing and approving goals and objectives relevant to the compensation of Peoples' executive officers and other officers designated by the Board of Directors, evaluating such officers' performance in light of those goals and objectives and determining compensation based on that evaluation. The Compensation Committee administers Peoples' 1995 Stock Option Plan (the "1995 Plan"), 1998 Stock Option Plan (the "1998 Plan"), 2002 Stock Option Plan (the "2002 Plan"), Amended and Restated 2006 Equity Plan (the "2006 Plan"), and the Incentive Program, and approves grants of awards under the 2006 Plan and the Incentive Program in compliance with applicable securities and tax laws. Since April 13, 2006, no further awards could be granted under the 1995 Plan, the 1998 Plan or the 2002 Plan, although awards are outstanding under each of the plans. The Compensation Committee also undertakes such other responsibilities as the full Board of Directors may from time to time prescribe.

The Compensation Committee held ten meetings during the 2010 fiscal year. Its Chairman determines the agenda for the meetings of the Compensation Committee with the assistance of Peoples' Executive Vice President, Operations who also serves as the Secretary to the Compensation Committee. During the 2010 fiscal year, the Compensation Committee reviewed and approved management recommendations regarding all forms of compensation provided to the executive officers. The Committee also reviewed recommendations regarding all forms of compensation for directors of Peoples and our subsidiaries and made recommendations to the Board for its consideration. Additionally, the Compensation Committee reviewed and approved all equity-based compensation, cash incentives, perquisites, employee benefits, salary programs, and human resources policies and procedures for employees of Peoples and our subsidiaries. The Compensation Committee also reviewed and approved the goals and objectives for the 2010 fiscal year relevant to the compensation of Peoples' executive officers, and recommended the 2010 fiscal year corporate performance goals to the Board of Directors, which were subsequently approved by the Board of Directors. The Compensation Committee evaluated the executive officers' performance in light of those goals and objectives and determined the compensation earned by each executive officer based on that evaluation. The Compensation Committee periodically reviews and discusses Peoples' management succession and development activities with the full Board of Directors.

The Compensation Committee has the authority to retain one or more compensation consultants or advisors to assist in the evaluation of director and executive officer compensation. The Compensation Committee has sole authority to retain and terminate any such compensation consultant or advisor, including sole authority to approve the fees and other retention terms of any consultant or advisor. The Compensation Committee has engaged McLagan, an AONHewitt Company (formerly Amalfi Consulting, LLC through December 2010), a compensation and benefits consultant serving the financial services industry. The Compensation Committee has direct access to the consultant and may engage the consultant on an as needed basis for advice with respect to the amount and form of executive and director compensation. In addition, from time to time, the consultant provides information and analysis to Peoples' management at its request for use by the Compensation Committee but provides no services to Peoples other than those related to the consultant's engagement by the Compensation Committee. Please see the discussion of the consulting services provided to the Compensation Committee by McLagan in the section captioned "EXECUTIVE COMPENSATION: **COMPENSATION DISCUSSION AND ANALYSIS – Setting Executive Compensation**".

The **"COMPENSATION DISCUSSION AND ANALYSIS"** regarding executive compensation for the 2010 fiscal year appears beginning on page 24, and the **"COMPENSATION COMMITTEE REPORT"** for the 2010 fiscal year appears beginning on page 38.

Executive Committee

The Executive Committee is currently comprised of David L. Mead (Chairman), Carl L. Baker, Jr., George W. Broughton, Richard Ferguson, Paul T. Theisen and Thomas J. Wolf. Messrs. Ferguson, Broughton, Mead and Theisen served as members of the Executive Committee during the entire 2010 fiscal year. Robert W. Price served as a member of the Executive Committee until his resignation from the Peoples Board of Directors on May 31, 2010. Mr. Price did not attend any Executive Committee meetings during the 2010 fiscal year. Carl L. Baker, Jr. was appointed to the Executive Committee on June 24, 2010. Mark F. Bradley served as Chairman of the Executive Committee until his resignation from the Peoples Board of Directors on August 1, 2010. Thomas J. Wolf was appointed to the Executive Committee on August 2, 2010. Joseph H. Wesel served as a member of the Executive Committee until his retirement from the Peoples Board of Directors on November 18, 2010. The Executive Committee is authorized to act in the intervals between meetings of the directors on matters delegated to the Executive Committee by the full Board of Directors. The Executive Committee held five meetings during the 2010 fiscal year.

Governance and Nominating Committee

The members of the Governance and Nominating Committee are: Paul T. Theisen (Chairman), George W. Broughton, Wilford D. Dimit, and Dr. Brenda F. Jones, each of whom served on the Governance and Nominating Committee throughout the entire 2010 fiscal year. Robert W. Price served as a member of the Governance and Nominating Committee until his resignation from the Peoples Board of Directors on May 31, 2010. The Board of Directors has determined that each of the current members of the Governance and Nominating Committee qualifies, and that during his period of service in the 2010 fiscal year, Mr. Price qualified as an independent director under applicable NASDAQ Rules.

The Governance and Nominating Committee is organized and conducts its business pursuant to a written charter adopted by the Board of Directors. The primary responsibilities of the Governance and Nominating Committee are:

- to establish and articulate qualifications, desired background and selection criteria for members of the Board of Directors consistent with the eligibility requirements set forth in Peoples' Code of Regulations;
- to evaluate candidates for the Board of Directors recommended by shareholders and periodically review the procedures used by the Governance and Nominating Committee in the evaluation process;
- to identify qualified candidates for election (including re-election), nomination or appointment to the Board of Directors and recommend to the full Board a slate of director nominees for each annual meeting of the shareholders of Peoples or as vacancies occur;
- to make recommendations to the full Board of Directors and the Chairman of the Board regarding assignment and rotation of members and chairs of committees of the Board;
- to oversee matters of corporate governance, including an evaluation of Board performance and processes;
- to review with the Chairman of the Board, or another director designated by the full Board of Directors, issues involving potential conflicts of interest and/or any change of status of directors pursuant to applicable law and the applicable provisions of Peoples' Code of Ethics for Directors, Officers and Employees or Peoples' Code of Regulations;

- to recommend to the full board of Directors for its consideration the number of individuals to serve on the Board;

- to periodically review Peoples' Code of Ethics for Directors, Officers and Employees and recommend to the full Board of Directors changes thereto, as necessary or appropriate; and

- to undertake such other responsibilities as may be referred to the Governance and Nominating Committee by the full Board of Directors or the Chairman of the Board.

The charter of the Governance and Nominating Committee is posted on the "Corporate Governance & Ethics" page of Peoples' website at www.peoplesbancorp.com. The Governance and Nominating Committee periodically reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board of Directors for approval as necessary. On December 15, 2010, the Governance and Nominating Committee proposed an amendment to its charter, which amendment was then approved by the Board of Directors on January 27, 2011. This amendment is further discussed in the section captioned "**NOMINATING PROCEDURES**". The Governance and Nominating Committee held five meetings during the 2010 fiscal year.

Risk Committee

The Risk Committee is currently comprised of: Carl L. Baker, Jr. (Chairman), George W. Broughton, Richard Ferguson, Theodore P. Sauber, Paul T. Theisen and Thomas J. Wolf. Each of Messrs. Baker, Ferguson, Sauber, Theisen and Wolf served on the Risk Committee throughout the entire 2010 fiscal year. Robert W. Price served as Chairman of the Risk Committee until his resignation from the Peoples Board of Directors on May 31, 2010. Carl L. Baker, Jr. became Chairman of the Risk Committee on June 24, 2010. David L. Mead resigned as a member of the Risk Committee on August 26, 2010. George W. Broughton became a member of the Risk Committee on September 23, 2010.

The Risk Committee is organized and conducts its business pursuant to a written charter adopted by the Board of Directors. The primary responsibilities of the Risk Committee are:

- ensuring that policies, procedures and guidelines are designed and implemented so as to manage risk to Peoples in all forms, including credit, market, interest rate, liquidity, compliance and legal, operational and technological, strategic and reputation risks;

- overseeing management's implementation and enforcement of Peoples' risk management policies, procedures, and guidelines;

- monitoring Peoples' internal risk management function; and

- ensuring that Peoples' risk management activities are parallel to, and reconcile with, Peoples' strategic plan.

The Risk Committee periodically reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board of Directors for approval as necessary. The Risk Committee held four meetings during the 2010 fiscal year.

NOMINATING PROCEDURES

As described above, Peoples has a standing Governance and Nominating Committee that has the responsibility to identify and recommend to the full Board of Directors individuals qualified to become directors. Each candidate must satisfy the eligibility requirements set forth in Peoples' Code of Regulations. As referred to above, the Governance and Nominating Committee and the Board of Directors approved an amendment to the Committee Charter on January 27, 2011. This amendment serves to enhance the Committee's ability to identify and nominate a broader spectrum of director candidates by eliminating certain criteria that served to limit the available pool of candidates. Achieving greater diversity is a prime objective of the Board of Directors, and the amendment to the charter, which gives greater latitude to Committee members to investigate and nominate a more diverse group of candidates is central to achieving this objective. Section 1 of the Charter under the heading "Responsibilities" has been amended to read as follows: "Establishing and articulating qualifications, desired background and selection criteria for members of the Board consistent with the eligibility requirements set forth in the Company's Code of Regulations. The Governance and Nominating Committee may consider such factors as it deems appropriate." To be eligible for election as a director, an individual must be a shareholder of Peoples. Beyond this requirement, the Governance and Nominating Committee will consider such factors as it deems appropriate in evaluating potential individuals for Board membership, including a consideration of the individual's contribution to the diversity of the Board. When considering potential candidates for the Board of Directors, the Governance and Nominating Committee strives to assure that the composition of the Board, as well as its practices and operation, contribute to value creation and to the effective representation of Peoples' shareholders. The Governance and Nominating Committee may consider those factors it deems appropriate in evaluating director candidates.

In considering candidates for the Board of Directors, the Governance and Nominating Committee evaluates the entirety of each candidate's credentials and, other than the requirement of being a shareholder, does not have any specific minimum qualifications that must be met by a Governance and Nominating Committee-recommended nominee. However, the Governance and Nominating Committee does believe that all members of the Board of Directors should have the highest character and integrity, a reputation for working constructively with others, sufficient time to devote to Board matters and no conflict of interest that would interfere with performance as a director. When identifying nominees to serve as directors, the Governance and Nominating Committee will consider candidates in light of the current composition and needs of the Board of Directors. Factors that will be given weight in the consideration may include diversity in business and professional experience, skills, gender, ethnic background, as well as experience and or residence in Peoples' diverse market areas. Each of these factors will be considered in order to provide the most benefit to the shareholders of Peoples by selecting directors with the most excellent and appropriate credentials relative to Peoples' business and markets.

The Governance and Nominating Committee considers candidates for the Board of Directors from any reasonable source, including shareholder recommendations, and does not evaluate candidates differently based on who has made the recommendation. The Governance and Nominating Committee has the authority under its charter to hire and pay a fee to consultants or search firms to assist in the process of identifying and evaluating director candidates. The Governance and Nominating Committee has been provided with a list of potential candidates by a search firm. However, no fees have been paid to consultants or search firms.

Shareholders may recommend director candidates for consideration by the Governance and Nominating Committee by writing to the Corporate Secretary of Peoples at Peoples' executive offices in Marietta, Ohio. Such recommendation should provide the candidate's name, age, business address, residence address, principal occupation or employment and number of common shares beneficially owned. The recommendation should also describe the qualifications, attributes, skills or other qualities of the recommended director candidate. A written statement from the candidate consenting to be named as a director candidate and, if nominated and elected, to serve as a director should accompany any such recommendation.

Shareholders who wish to nominate an individual for election as a director at an annual meeting of the shareholders of Peoples must comply with Peoples' Code of Regulations regarding shareholder nominations. Shareholder nominations must be made in writing and delivered or mailed to the Corporate Secretary of Peoples not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors. However, if less than 21 days' notice of the meeting is given to the shareholders, the nomination must be mailed or delivered to the Corporate Secretary not later than the close of business on the seventh day following the day on which the notice of the meeting was mailed to the shareholders. Nominations for the Annual Meeting must be received by March 29, 2011. Each nomination must contain the following information to the extent known by the nominating shareholder:

- the name, age, business address and residence address of each proposed nominee;
- the principal occupation or employment of each proposed nominee;
- the number of shares of capital stock of Peoples beneficially owned by each proposed nominee and by the nominating shareholder; and
- any other information required to be disclosed with respect to a nominee for election as a director under the SEC's proxy rules.

Each nomination must be accompanied by the written consent of the proposed nominee to serve as a director of Peoples if elected. Nominations not made in accordance with the above requirements and Peoples' Code of Regulations will not be considered.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Although Peoples has not to date developed formal processes by which shareholders may communicate directly with directors, it believes the informal process, in which any communication sent to the Board of Directors ("Board") either generally or in care of the Chief Executive Officer, the Corporate Secretary or another corporate officer is forwarded to all members of the Board or specified individual directors, as appropriate, has served the needs of the Board and Peoples' shareholders. There is no screening process, and all shareholder communications that are received by Peoples' officers for the attention of the Board of Directors are forwarded to the members of the Board.

Having found no problems with shareholder communications to directors under the existing process described above, the Governance and Nominating Committee has not found it necessary to develop more specific procedures. Until other procedures are developed and posted on the "Corporate Governance & Ethics" page of Peoples' website at www.peoplesbancorp.com, any communication to the Board of Directors or to individual directors may be mailed to the

Board or one or more individual directors, in care of Peoples' Corporate Secretary, at Peoples' headquarters in Marietta, Ohio. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Shareholder-Board Communication" or "Shareholder-Director Communication," as appropriate. In addition, shareholders may utilize Peoples' website to communicate with the Board or individual directors. Correspondence through the "Investor Relations - Shareholder Information" page of the website is also directed to the Corporate Secretary. All such communications, whether via mail or the website, must identify the author as a shareholder of Peoples and clearly state whether the intended recipients are all members of the Board of Directors or certain specified individual directors. The Corporate Secretary will make copies of all such communications and circulate them to the appropriate director or directors without any screening. Correspondence marked "personal and confidential" will be delivered to the intended recipient(s) without opening.


PROPOSAL NUMBER 2:
NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION OF PEOPLES' EXECUTIVE OFFICERS


The ARRA was signed into law on February 17, 2009. In addition to a wide variety of programs intended to stimulate the economy, the ARRA imposes significant new requirements for and restrictions relating to the compensation arrangements of financial institutions that received government funds through TARP, including institutions like Peoples that participated in the Capital Purchase Program prior to the enactment of the ARRA. These requirements and restrictions apply throughout the ARRA Covered Period.

One of the requirements is that for any meeting of Peoples' shareholders held during the ARRA Covered Period, for which proxies will be solicited for the election of directors, Peoples must provide a separate shareholder vote to approve the compensation of Peoples' executive officers, as described in Peoples' proxy statement pursuant to Item 402 of SEC Regulation S-K. This is commonly referred to as a "Say on Pay" proposal.

As a shareholder of Peoples, you are being provided with the opportunity to endorse or not endorse Peoples' executive compensation program and policies through the following resolution:

> **"RESOLVED, that the compensation paid to Peoples' executive officers, as disclosed pursuant to Item 402 of SEC Regulation S-K, in the COMPENSATION DISCUSSION AND ANALYSIS, in the COMPENSATION COMMITTEE REPORT, the tabular disclosure regarding executive compensation and the accompanying narrative disclosure contained on pages 24 – 50 in this proxy statement, is hereby APPROVED."**

Because your vote is advisory, it will not: (i) be binding upon Peoples' Board of Directors or the Compensation Committee; (ii) overrule any decision made by the Board of Directors or the Compensation Committee or; (iii) create or imply any additional fiduciary duty by Peoples' Board of Directors or the Compensation Committee. The Compensation Committee may, however, take into account the outcome of the vote when considering future executive compensation arrangements.

We believe that Peoples' compensation policies and procedures are reasonable in comparison both to Peoples' peer bank holding companies and to Peoples' performance during the 2010 fiscal year. We also believe that Peoples' compensation program aligns with the interests of our shareholders in the long-term value of Peoples as well as the components that drive long-term value.

Recommendation and Vote


THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PEOPLES' SHAREHOLDERS VOTE "FOR" APPROVAL, IN A NON-BINDING ADVISORY VOTE, OF THE COMPENSATION OF PEOPLES' EXECUTIVE OFFICERS


The affirmative vote of a majority of the common shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal is required to approve, in a non-binding advisory vote the compensation paid to Peoples' executive officers as disclosed in this proxy statement. The effect of an abstention is the same as a vote "AGAINST" the proposal. Broker non-votes will not be counted in determining whether the proposal has been approved.

EXECUTIVE COMPENSATION:
COMPENSATION DISCUSSION AND ANALYSIS

Overview of Previous Year Performance and Compensation

The Compensation Committee of the Board of Directors (for the purpose of this discussion and analysis, the "Committee") has responsibility for establishing, implementing, and continually monitoring adherence with Peoples' compensation philosophy. The Committee ensures that the total compensation paid during 2010 to the individuals included in the **"SUMMARY COMPENSATION TABLE FOR 2010"** on page 40 (referred to collectively as the named "executive officers"), is reasonable, competitive and aligned with the best interests of the shareholders. The Committee believes all employees should be rewarded for executing on goals designed to create long-term shareholder value without encouraging unnecessary and excessive risk-taking that could threaten the value of Peoples.

Over the past year, adverse economic conditions have persisted in Peoples' markets, leading to lower commercial real estate market values and continued strain on the financial condition of many commercial borrowers. As a result, Peoples has experienced an extended period of historically high provision for loan losses and loan charge-offs. In view of the current economic and financial environment, the Committee believed it was especially important to critically review the design and operation of Peoples' compensation policies and practices for all employees, not just executive officers, as they relate to risk management practices and risk-taking incentives with Peoples' senior risk officers. This review included the financial and non-financial goals required to be achieved for threshold, target and maximum levels of cash payments and equity-based awards available through the Incentive Program, along with the corresponding payout potentials and associated risk. The Committee has determined that Peoples' compensation policies and practices do not provide Peoples' employees with the incentive to engage in business activities or other behavior that would threaten the value of Peoples or the investments of its shareholders, nor are they reasonably likely to have a material adverse impact on Peoples. Please see the discussion of this review in the **"COMPENSATION COMMITTEE REPORT – Discussion of Risk Review and Assessment."**

The goal of the compensation program for the executive officers is the same as our goal for operating Peoples: to create long-term value for our shareholders. Toward this goal, we have designed and implemented a compensation program for the executive officers to (i) reward them for sustained positive financial and operating performance and leadership excellence, (ii) align their interests with those of the shareholders, (iii) attract qualified talent, and (iv) encourage strong performers to remain with Peoples for long and productive careers. The elements of our compensation program consist of base salary, cash and equity-based incentive compensation, retirement and other benefits, and perquisites and other personal benefits. We combine the compensation elements for each executive officer in a manner we believe optimizes the executive officer's contribution to Peoples and our shareholders, motivates the executive officer to attain the business goals set by Peoples, and rewards the executive officer for attaining such goals without encouraging unnecessary and excessive risk-taking that could threaten the value of Peoples.

The Compensation Committee made several key decisions affecting executive compensation:

- Developed the 2010 Incentive Program that raised the payout potential for achieving threshold level of performance from zero to a nominal percentage of base pay while lowering the goals to achievable levels of performance and the payout potential for achieving target and maximum levels of performance in order to (1) better align the earnings potential for executive officers with the decreased earnings potential for Peoples, (2) reduce the incentive for executive officers and employees to engage in business activities or other behavior that would threaten the value of Peoples, and (3) provide the potential for at least a threshold level of incentive payments thereby encouraging executive officers and employees to remain with Peoples.

- Combined the annual cash incentives and long-term equity-based incentives into a single plan design that provides a payout award of 50% cash, 17% in time-vested restricted stock with a two-year time-based vesting period, and 33% in performance-based vested restricted stock with a three-year performance vesting period.

- Excluded David L. Mead, a member of Peoples' Board of Directors who was appointed as interim President and Chief Executive Officer on August 2, 2010, from participation in the incentive compensation plan but continued to pay his retainer and attendance fees earned as a member of the Board of Directors of both Peoples and its subsidiary, Peoples Bank, National Association. Mr. Mead will continue as a member of both boards following the appointment of Charles W. Sulerzyski as President and Chief Executive Officer.

- On January 27, 2011, adopted a Management Transition Bonus Plan to encourage executive officers to continue service to Peoples during the search for a new President and Chief Executive Officer and transition following employment of Charles W. Sulerzyski as President and Chief Executive Officer.

- On January 27, 2011, adopted an amendment to the Peoples Bancorp Inc. Retirement Plan and Trust to freeze benefit accruals as of March 1, 2011.

- On March 8, 2011, approved a compensation package for Charles W. Sulerzyski who will be joining Peoples on April 4, 2011, as President and Chief Executive Officer of Peoples. Mr. Sulerzyski will receive an annual base salary of $383,000; a $50,000 cash bonus which will be paid on April 4, 2011 and is reimbursable to Peoples on a pro rata basis based on months served, should Mr. Sulerzyski terminate his employment with Peoples before April 4, 2012; and 30,000 restricted shares of Peoples , which will be granted on May 2, 2011, (i) 15,000 of which have a time-based restriction that will lapse on December 30, 2011, (ii) 7,500 of which have a time-based restriction that will lapse on May 2, 2013, and (iii) an additional 7,500 of which have a time-based restriction that will lapse on May 2, 2014. In addition, Mr. Sulerzyski will participate in the Incentive Program and will be eligible to participate in the Executive Health Program. Peoples will enter into a change in control agreement with Mr. Sulerzyski with the same terms as those described in the section captioned **"OTHER POTENTIAL POST EMPLOYMENT PAYMENTS"** beginning on page 46, except Mr. Sulerzyski's lump sum cash payment will be equal to two-and-one-half times his base annual compensation, he will continue to participate in life, medical and dental insurance for 15 months following the date of termination, and the term of his non-compete agreement will be 15 months immediately following the date of his termination. Mr. Sulerzyski will also enter into a non-compete and non-solicitation agreement which will prohibit him from soliciting any customers, potential customers or employees of Peoples Bank or its affiliates and from working for a competitor within markets served by Peoples for a period of one year from the date of termination of his employment. Peoples will pay reasonable expenses related to moving Mr. Sulerzyski's household goods from his current primary residence to the Marietta, Ohio area. Mr. Sulerzyski will be paid an additional $50,000 on April 4, 2011, to assist with the sale of his current primary residence, temporary housing in the Marietta area, and travel to and from his current primary residence. This amount is reimbursable to Peoples on a pro rata basis based on months served, should Mr. Sulerzyski terminate his employment with Peoples before April 4, 2012. Mr. Sulerzyski will be eligible to participate in Peoples' non-discriminatory benefit plans, including health and dental, 401(k), group term life insurance, and paid time off. Peoples will pay for initiation fees, annual dues, and monthly fees for a social membership in the Marietta Country Club and the Parkersburg Country Club should Mr. Sulerzyski choose to join either or both clubs. Elements of Mr. Sulerzyski's compensation are subject to limitations due to Peoples' participation in the TARP Capital Purchase Program and the terms of Peoples' Excessive or Luxury Expenditure Policy. It is anticipated that Mr. Sulerzyski will enter into a letter agreement similar to that of the executive officers that modifies all compensation and benefit plans in which he will participate to the extent necessary to comply with the executive compensation limitations under EESA and the additional restrictions imposed by the ARRA and the Interim Final Rule.

The following compensation was paid or awarded to the named executive officers in 2010 or for 2010 fiscal year performance:

- Base salary – The 2010 base salaries for Mark F. Bradley, Edward G. Sloane, Daniel K. McGill and Joseph S. Yazombek remained unchanged from their 2009 levels. The base salary for David T. Wesel was increased on August 2, 2010, when he was appointed Chief Operating Officer and again on September 1, 2010, after a more thorough market analysis of compensation for Chief Operating Officers was completed.

- Incentive compensation

  o Cash – In February 2011, a cash incentive was awarded to executive officers, based upon their performance relative to their 2010 individual performance goals. No cash incentive was awarded for performance relative to 2010 corporate performance goals.

  o Time vested restricted stock – In February 2011, restricted stock with a two year time vest was awarded to executive officers, based upon the executive's performance relative to 2010 individual performance goals. No time vested restricted stock was awarded for performance relative to 2010 corporate performance goals.

o   Performance vested restricted stock – The performance requirement for the restricted stock awarded for the 2010 fiscal year performance is the achievement of $3.10 cumulative earnings per common share for the three-year period ending December 31, 2012. In February 2011, restricted stock with a three year performance vest was awarded to executive officers, based upon the executive's performance relative to his 2010 individual performance goals. No performance vested restricted stock was awarded for performance relative to 2010 corporate performance goals.

The Committee believes that the best measure of whether the executive compensation program is achieving its intended goals is to look at the long-term performance of Peoples. Because the absolute minimum level of corporate performance for the 2010 fiscal year established for the awarding of cash and equity-based incentives was not attained, Peoples' named executive officers received payouts for individual performance only through the Incentive Program. In light of this limited payout, the Committee believes Peoples' compensation program for its executive officers continues to be aligned with the interests of the shareholders. The program is part of a fully-integrated, performance-based system that is designed to provide a balanced and stable foundation for strong and effective leadership into the future and ensure alignment with long-term shareholder interests without encouraging unnecessary and excessive risk-taking that could threaten the value of Peoples.

TARP Capital Purchase Program

On January 30, 2009, Peoples completed the sale to the U.S. Treasury of $39 million of newly-issued Peoples non-voting preferred shares as part of the U.S. Treasury's Capital Purchase Program enacted as part of TARP which had been established by the Emergency Economic Stabilization Act of 2008 ("EESA"). To finalize Peoples' participation in the Capital Purchase Program, Peoples and the U.S. Treasury entered into a Letter Agreement, dated January 30, 2009 (the "Letter Agreement"), including the related Securities Purchase Agreement – Standard Terms attached thereto (the "Securities Purchase Agreement"). In the Securities Purchase Agreement, Peoples adopted the U.S. Treasury's standards for executive compensation for the period during which the U.S. Treasury owns any securities acquired from Peoples pursuant to the Securities Purchase Agreement or upon exercise of the related warrant to purchase 313,505 common shares of Peoples. The U.S. Treasury may unilaterally amend the Securities Purchase Agreement to comply with applicable federal statutes and regulations.

On February 17, 2009, the ARRA was signed into law and retroactively amended the executive compensation provisions applicable to participants in the Capital Purchase Program, including Peoples. The ARRA executive compensation standards are to remain in effect during the period in which any obligation arising from financial assistance provided under TARP remains outstanding, excluding any period during which the U.S. Treasury holds only the warrant to purchase Peoples common shares (the "ARRA Covered Period"). On June 15, 2009, the U.S. Treasury published executive compensation and corporate governance standards, which were amended effective December 7, 2009, applicable to TARP recipients, including Peoples and our subsidiaries, under the ARRA in the form of the Interim Final Rule. The executive compensation standards of the ARRA and the Interim Final Rule apply to Peoples' "Senior Executive Officers" (as defined in the Interim Final Rule) as well as other employees.

The ARRA and the Interim Final Rule impose limitations on our executive compensation practices by, among other things:

(i) limiting the deductibility, for U.S. federal income tax purposes, of compensation paid to any of our Senior Executive Officers to $500,000 per year;

(ii) prohibiting the payment or accrual of any bonus, retention award or incentive compensation to our five most highly-compensated employees, except in the form and under the limited circumstances permitted by the Interim Final Rule;

(iii) prohibiting the payment of golden parachute payments (as defined in the Interim Final Rule) to our Senior Executive Officers or any of our next five most highly-compensated employees upon a departure from Peoples and our subsidiaries or due to a change in control of Peoples, except for payments for services performed or benefits accrued;

(iv) requiring Peoples or the applicable subsidiary to "claw back" any bonus, retention award or incentive compensation paid (or under a legally binding obligation to be paid) to a Senior Executive Officer or any of our next 20 most highly-compensated employees if the payment was based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(v) prohibiting Peoples and our subsidiaries from maintaining any Employee Compensation Plan that would encourage the manipulation of Peoples' reported earnings to enhance the compensation of any of our employees;

(vi) prohibiting Peoples and our subsidiaries from maintaining any Senior Executive Officer Compensation Plans that encourage our Senior Executive Officers to take unnecessary and excessive risks that threaten the value of Peoples;

(vii) requiring Peoples and our subsidiaries to limit any Employee Compensation Plan that unnecessarily exposes Peoples to risk;

(viii) prohibiting Peoples and our subsidiaries from providing (formally or informally) "gross-ups" to any of our Senior Executive Officers or our next 20 most highly-compensated employees;

(ix) requiring that Peoples disclose to the U.S. Treasury and our primary regulator the amount, nature and justification for offering to any of our five most highly-compensated employees any perquisites whose total value exceeds $25,000;

(x) requiring that Peoples disclose to the U.S. Treasury and our primary regulator whether Peoples, the Peoples Board of Directors or the Committee engaged a compensation consultant and the services performed by that compensation consultant and any of its affiliates;

(xi) requiring that we disclose to the U.S. Treasury the identity of our Senior Executive Officers and next 20 most highly-compensated employees, identified by name and title and ranked in descending order of annual compensation; and

(xii) subjecting any bonus, retention award or other compensation paid before February 17, 2009, to our Senior Executive Officers or our next 20 most highly-compensated employees to retroactive review by the U.S. Treasury to determine whether any such payments were inconsistent with the purposes of TARP or otherwise contrary to the public interest.

The ARRA and the Interim Final Rule also required that the Peoples Board of Directors adopt a company-wide policy regarding "excessive or luxury expenditures," which was adopted on August 27, 2009, and posted on Peoples' website. (Peoples must also permit in its proxy statements for annual meetings a non-binding "say on pay" shareholder vote on the compensation of executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC. Peoples complied with the "say on pay" requirement in 2010 and will continue to comply with this requirement.)

As a participant in the Capital Purchase Program, at each meeting of Peoples' shareholders for which proxies are solicited in connection with the election of directors, Peoples must provide a separate, non-binding, shareholder advisory vote to approve the compensation of Peoples' executive officers, as disclosed in Peoples' proxy statement for that meeting. At the 2010 Annual Meeting of Shareholders, Peoples' shareholders approved Peoples' executive compensation as disclosed in the proxy statement for that Annual Meeting, with the holders of 8,559,295.45 common shares, or approximately 81% of the common shares represented at that Annual Meeting and approximately 96% of the then outstanding common shares, voting for such approval. While Peoples and the Committee reviewed the results of this advisory vote, the vote was not a significant factor in determining Peoples' executive compensation decisions and policies for 2010.

In connection with Peoples' participation in the Capital Purchase Program, each of Mr. Mead, Mr. Bradley, Mr. Sloane, Mr. McGill, Mr. Stafford, Mr. Wesel and Mr. Yazombek entered into a letter agreement that modifies all compensation and benefit plans in which the individual participates or, in the case of Mr. Bradley and Mr. Wesel, participated prior to their termination of employment, to the extent necessary to comply with the executive compensation limitations under EESA and the additional restrictions imposed by the ARRA and the Interim Final Rule. Peoples' 20 most highly-compensated employees also entered into letter agreements that modify all compensation and benefit plans in which the 20 most highly-compensated employees participate to the extent necessary to comply with compensation limitations under the ARRA and the Interim Final Rule.

Compensation Philosophy and Objectives

The compensation philosophy of the Committee is to design and implement a compensation program that serves to recruit, retain, and develop talented financial services personnel and management. In addition, we seek to award compensation based on the individual's contribution to the improved performance of Peoples while ensuring that the compensation program does not encourage improper risk taking or undue risk aversion.

While the Committee oversees the compensation of all officers and employees, a primary focus of the Committee is the compensation for Peoples' executive officers and senior officers. The intent is to reward all employees for continuous improvement and identification and implementation of best practices, but specifically, to set up compensation plans for executive officers and senior officers to reward those employees for enhancing shareholder value. The compensation philosophy covers the direct forms of compensation including base salary, annual cash incentive compensation and any form of equity-based compensation. The compensation philosophy is established by the Committee and serves as a tool that the Board of Directors and management use to ensure that compensation programs are developed that are both competitive with respect to officer compensation and reasonable within the marketplace.

- Base Salary: Base salaries are benchmarked against the median of similarly-situated Peoples' Peer Group (as defined on page 29). Based upon individual circumstances, actual base salary levels may be higher or lower than this market median.

- Total Cash Compensation: Total cash compensation is base salary plus an annual cash incentive. The objective is for total cash compensation to be consistent with the market median of members of Peoples' Peer Group for achieving target performance and at or above the 75th percentile of Peoples' Peer Group for achieving performance at the 75th percentile of the Peer Group.

- Total Direct Compensation: Peoples utilizes long-term equity-based incentives for compensation purposes, typically in the form of equity-based awards for executive officers and senior officers in leadership capacities or other key positions. The objective is to grant equity-based awards only after performance goals for a fiscal year have been attained. Equity-based awards are granted with time-based vesting, which enhances employee retention and reduces the sensitivity to short-term performance and with performance-based vesting which defers payment until a three-year goal is met. Total direct compensation is total cash compensation plus the grant date fair value of equity-based awards. The goal for total direct compensation is that the total direct compensation ranking for each executive officer, compared to the total direct compensation of the similarly-situated officers serving with members of Peoples' Peer Group, will reflect the similar percentile as Peoples' performance as measured by Return on Average Equity, Return of Average Assets, and other common measures used by the financial services industry and especially community banks, compared to that of Peoples' Peer Group. For example, if target performance is achieved both at the individual and corporate level, it is expected that each executive officer's total direct compensation will approximate the market median of similarly-situated officers serving with members of Peoples' Peer Group and that Peoples performance will generally align with the median performance of the Peer Group.

No specific formula is used to determine the allocation between performance-based compensation, which includes annual cash incentives and the long-term equity-based incentives, and fixed compensation in the form of base salaries. However, the portion of the total direct compensation that could have been earned in the form of cash and equity-based incentives at target levels of performance emphasizes Peoples' focus on pay-for-performance during 2010. At target levels of performance, 26% of the other executive officers' total direct compensation would have been in the form of performance-based compensation. Based upon guidance from the U.S. Treasury and the Federal Reserve, and considering 2011 corporate performance potential, Peoples has further reduced the emphasis on the variable, performance based-compensation and lowered the payout opportunity available to executives through the annual cash and long-term equity-based incentives in order to further reduce the sensitivity to short-term performance.

Role of Executive Officers in Compensation Decisions

The Committee makes all compensation decisions related to the executive officers of Peoples and recommends to the Board of Directors any equity-based award grants for the non-employee directors. Annually, the President and Chief Executive Officer of Peoples reviews the performance of each executive officer (excluding his own) by comparing the results attained to Committee-approved goals as well as the overall performance of Peoples as compared to Board-approved corporate performance goals. Both corporate and individual goals are defined for threshold, target and maximum levels of performance. This data, along with average salary data for a similarly-situated officer derived from the most recent proxy statements of Peoples' Peer Group, are the basis for his recommendations to the Committee with respect to the compensation of the other executive officers, including base salary adjustments, and payout potential percentages for the annual cash incentive payments and equity-based awards. The Committee considers the President and Chief Executive Officer's recommendations, and uses its own discretion in making the final compensation decisions with respect to the executive officers, which may differ from the recommendations of the President and Chief Executive Officer. The Committee engaged the services of a compensation consultant to provide Peer Group data and recommendations for the compensation package for the interim President and Chief Executive Officer and the Chief Operating Officer.

Setting Executive Compensation

The Committee has the sole authority to engage the services of any compensation consultant or advisor. In order to ensure that Peoples provides total direct compensation that is performance-based and competitive with its stated Peer Group, its geographic peers and the financial services industry in general, from time to time, the Committee has engaged McLagan, an AONHewitt Company (formerly Amalfi Consulting, LLC through December 2010), a compensation and benefits consultant serving the financial services industry. McLagan provides market intelligence on industry compensation trends along with its views on specific compensation programs on an as-needed basis. All work completed by McLagan is reported to the Committee. Communications between the Committee and McLagan occur through (i) direct conversations between the Chairman of the Committee and McLagan, (ii) communications between the President and Chief Executive Officer and/or the Secretary of the Committee and McLagan, and (iii) participation by McLagan in Committee meetings, including executive sessions with only Directors present.

During 2009 and early 2010, McLagan provided information regarding market trends for incentive plan design along with comparisons of those designs and the individual executive officer total direct compensation opportunities under them with those provided by members of Peoples' Peer Group. Likewise, McLagan provided advice and guidance to the Committee about the impact of regulatory limitations and legislative requirements on the compensation, benefits and goal setting process for the named executive officers and Peoples' compensation plans for all other employees in addition to preparation and review of specified portions of the proxy materials. McLagan has not provided any services to Peoples other than those described in this paragraph. At the request of the Committee, a McLagan representative attended two Committee meetings in 2010.

The Committee reviewed Peoples' 2010 peer group on February 24, 2010, and determined no changes were needed. The peer group is comprised of the following 22 publicly-traded financial institution holding companies with total asset sizes ranging from $1.1 billion to $6.3 billion. The members of this peer group are located in the states of Indiana, Illinois, Kentucky, New York, North Carolina, Ohio, Pennsylvania, Virginia, and West Virginia in similar markets and/or geographic areas to Peoples.

Peer Group Member	Location	Total Assets ($ Billions)	Ticker Symbol
First Financial Bancorp.	Cincinnati, OH	$6.3	FFBC
WesBanco, Inc.	Wheeling, WV	$5.4	WSBC
1st Source Corporation	South Bend, IN	$4.4	SRCE
First Merchants Corporation	Muncie, IN	$4.2	FRME
S&T Bancorp, Inc.	Indiana, PA	$4.1	STBA
S.Y. Bancorp, Inc.	Louisville, KY	$4.1	SYBT
First Busey Corporation	Urbana, IL	$3.6	BUSE
Community Trust Bancorp, Inc.	Pikeville, KY	$3.4	CTBI
First Bancorp	Troy, NC	$3.3	FBNC
Tompkins Financial Corporation	Ithaca, NY	$3.3	TMP
City Holding Company	Charleston, WV	$2.6	CHCO
First Financial Corporation	Terre Haute, IN	$2.5	THFF
Yadkin Valley Financial Corporation	Elkin, NC	$2.3	YAVY
First Community Bancshares, Inc.	Bluefield, VA	$2.2	FCBC
BNC Bancorp	Thomasville, NC	$2.1	BNCN
First Defiance Financial Corp.	Defiance, OH	$2.0	FDEF
Farmers Capital Bank Corporation	Frankfurt, KY	$1.9	FFKT
The Bank of Kentucky Financial Corporation	Crestview Hills, KY	$1.7	BKYF
Summit Financial Group, Inc.	Moorefield, WV	$1.5	SMMF
CNB Financial Corporation	Clearfield, PA	$1.4	CCNE
German American Bancorp, Inc.	Jasper, IN	$1.4	GABC
Princeton National Bancorp, Inc.	Princeton, IL	$1.1	PNBC

This 22-member group is referred to in this discussion and analysis as the "Peer Group." Financial and operating data was also reviewed by the Committee in a variety of areas such as revenue composition and various performance ratios to ensure the 22 companies have similar performance characteristics to those of Peoples. Additionally, the balance sheet composition of each company was analyzed relative to that of Peoples. These comparisons were used to define the Peer Group. The Committee also required a minimum return on equity over the last three years and a minimum stock price in order for a company to be included in the Peer Group. McLagan reviewed the Peer Group and indicated that the companies in the Peer Group were appropriate for 2010 based upon the demographic and performance filters used by the Committee to make its Peer Group selection.

The Committee uses Peer Group data to analyze the overall competitiveness of Peoples' executive officers' compensation in light of our compensation philosophy and objectives by comparing (i) the relative ranking of each executive officer's base salary and total direct compensation for threshold, target and maximum levels of performance to the salary and total direct compensation for similarly-situated officers serving members of the Peer Group's threshold, target and maximum levels of performance and (ii) the level of performance achieved by Peoples compared to the Peer

Group as measured by earnings per common share (based on net income available to common shareholders), growth and other standard performance measures used by the financial services industry.

In view of the current economic and financial environment, the Committee has reviewed the design and operation of Peoples' compensation arrangements for 2010 and 2011, including the compensation arrangements of Peoples' executive officers, with Peoples' senior risk officers. This review included the mix of base salary and performance-based compensation; and the performance goals required to be attained for threshold, target and maximum levels of cash and equity payments, along with the corresponding payout potentials. The Committee has determined that these arrangements do not provide Peoples' executive officers with the incentive to engage in business activities or other behavior that would threaten the value of Peoples or the investments of its shareholders.

2010 Executive Compensation Components

For 2010, the principal components of compensation for the executive officers were:

- Base salary;
- Annual cash incentive compensation;
- Long-term equity-based incentive compensation;
- Retirement and other benefits; and
- Perquisites and other personal benefits.

Base Salary

The Committee has determined that base salaries for the executive officers should be competitive with the median of similarly-situated officers of members of the Peer Group. Depending on individual experience, job performance and market requirements in respect to those named executive officers recently recruited, the actual base salary for a particular executive officer may be higher or lower than the median salary for the similarly-situated Peer Group executive officer (typically in the range of the 40th to 60th percentile of the Peer Group). Potential individual executive officer salary increases are reviewed annually by the Committee and are based on (i) the individual's overall contribution to Peoples' performance, (ii) the executive officer's attainment of specific individual business objectives during the preceding year, (iii) adjustments, if such changes occur, in the overall responsibilities of the individual, and (iv) changes in the Consumer Price Index. The Committee reviewed the 2009 comparative Peer Group data in the course of determining base salaries for the 2011 fiscal year.

Specific individual business objectives for 2010 were approved for each executive officer by the Committee on February 24, 2010. The individual business objectives were designed to complement Peoples' corporate goals for 2010, which were approved by the Board of Directors on February 25, 2010. The individual business objectives were both quantitative in nature, such as achieving sales and revenue goals and cost containment, and qualitative in nature, such as the development, management and retention of key staff and the assessment and development of quality products and services. These objectives are designed to grow core earnings, which will, in turn, promote the long-term interests of Peoples' shareholders.

Due to Peoples' 2009 financial performance wherein Peoples did not meet the absolute minimum level of corporate performance and Peoples' compensation philosophy and objectives to reward executive officers for enhancing shareholder value, the Committee did not adjust the base salaries of Peoples' executive officers for 2010. The Committee determined that increases to executive officer base salaries were not appropriate due to the fact Peoples' overall performance did not improve, nor were increases in executive officer base salaries in the best interests of Peoples and its shareholders.

On January 28, 2010, the Board approved the compensation package for Richard W. Stafford, Peoples' newly-appointed Executive Vice President, Retail Banking, which was comprised of (1) base salary of $180,000; (2) a deferred employment sign-on bonus of $25,000, payable in August 2010 and contingent upon his employment at the time of payment; (3) a grant of 2,000 restricted shares on March 1, 2010, with restrictions that: (a) 1,000 restricted shares on March 1, 2011; and (b) will lapse as to 1,000 restricted shares on March 1, 2012, if he remains employed on that date; and (4) a change in control agreement, effective as of February 8, 2010, with the same terms as the change in control agreements Peoples has entered into with Edward G. Sloane, Daniel K. McGill and Joseph S. Yazombek. This package was designed to be competitive in the market place and to immediately align the interests of Mr. Stafford with those of the shareholders through the equity grant.

On August 2, 2010, the Committee approved the base salary of $250,000 for David L. Mead, who was appointed as Peoples' and Peoples Bank's interim Chief Executive Officer and President to replace Mark F. Bradley, who resigned as of August 1, 2010. Mr. Mead has also continued to receive the fees associated with his service as a director and a member of committees of the Boards of Directors of Peoples and Peoples Bank. At that time, the Committee approved an increase in the base salary of David T. Wesel from $180,000 to $205,000. On August 2, 2010, Mr. Wesel had been appointed to serve in the newly-created position of Chief Operating Officer in addition to his other roles as Executive Vice President for Investment and Insurance Services of each of Peoples and Peoples Bank, President of Peoples Insurance Agency, LLC, a subsidiary of Peoples Bank, and President of Peoples Bank's Peoples Financial Advisors division. On August 30, 2010, the Committee reconsidered Mr. Wesel's base salary and approved an increase of $15,000 to $220,000. This increase was effective September 1, 2010. For each of the salary adjustments affecting Mr. Wesel, the Committee considered a comprehensive review of Peer Group compensation information for similarly-situated officers as provided by McLagan. Mr. Wesel subsequently resigned as of December 10, 2010.

The Committee considered Peoples' financial performance in 2010, the fact the executive officers had not received base salary increases in 2009 and 2010, base salary data derived from Peoples' Peer Group, the performance of each executive officer, and in the case of Mr. Stafford, increased responsibilities he has assumed in the role as the executive responsible for marketing for Peoples in determining whether to increase base salaries for 2011. As a result, the Committee determined the 2011 annual base salary for certain executive officers would be increased while others would remain at the 2010 level and approved the following base salaries: Mr. Mead – $250,000; Mr. Yazombek – $220,000; Mr. McGill – $212,000; Mr. Sloane – $201,000; and Mr. Stafford – $195,000.

Cash and Equity-Based Incentive Program

Executive officers are eligible to earn incentives under the Incentive Program. The Incentive Program was developed to reward performance by providing increasing awards as a percentage of base salary for increasing levels of performance and, conversely, by not paying incentives if performance goals are not met. The Incentive Program is designed to motivate and reward the executive officers for their contributions to business goals that we believe drive earnings and create shareholder value without encouraging unnecessary and excessive risk-taking.

Mr. Mead did not participate in the Cash and Equity-Based Incentive Program during 2010 and will not participate in 2011 due to his interim status as President and Chief Executive Officer.

2010 Program Design

On February 24, 2010, the Committee approved the discretionary, or individual, goals for Peoples' named executive officers and on February 25, 2010, the Board of Directors established the 2010 corporate incentive performance goals. The Board adopted a "balanced scorecard" approach in respect of the corporate goals, performance, capital and credit components with weighted as follows: (i) Earnings Per Common Share (based on Net Income Available to Common Shareholders) (30% weighting); (ii) Total Revenue (5% weighting); (iii) Efficiency Ratio (5% weighting); (iv) Tier 1 Common Capital Ratio (15% weighting); (v) Non-Performing Assets as a Percent of Loans and Other Real Estate Owned (15% weighting); and (vi) Discretionary Measure (30% weighting). The Discretionary Measure was unique to each executive officer and consisted of quantitative measures such as business unit revenue and net income goals, loan portfolio growth, net loan charge-off results, levels of nonperforming loans, and expense reduction; and qualitative measures, such as the development, management and retention of key staff, the assessment and development of quality products and services and other strategic initiatives. These measures were intended to reflect measureable results achieved for shareholders while ensuring that the compensation arrangement does not encourage unnecessary and excessive risk-taking that could threaten the value of Peoples. The Committee also has in place an absolute minimum level of corporate performance, which was defined in 2010 as $0.56 earnings per common share (based on net income available to common shareholders). Since Peoples did not achieve absolute minimum earnings per common share, no executive officer was eligible for either cash or equity-based incentives tied to corporate or individual performance; however, the Committee exercised its right to award incentive compensation based on results achieved by an individual executive officer even though the absolute minimum level of corporate performance was not achieved. The Committee retains this right to the enhancement of shareholder value so the contributions by each named executive officer may be rewarded.

The corporate measurements described above were selected because the Board believed such measures would demonstrate the overall operating performance of Peoples and are widely recognized as industry benchmarks for operating performance. Improvements in these measures are viewed as indicators of enhanced operating performance, which translates into increased shareholder value, while not encouraging unnecessary and excessive risk-taking that could threaten the value of Peoples.

The Board of Directors set the goals for 2010 as shown in the table below. Peoples' performance results for 2010 are also shown.

	Weighting	Threshold	Target	Maximum	2010 Results
Earnings Per Common Share (based on Net Income Available to Common Shareholders)	30%	$0.75	$1.00	$1.25	$0.34
Total Revenue (net interest income plus noninterest income)	5%	$91 million	$93 million	$95 million	$93.2 million
Efficiency Ratio	5%	58.50%	57.70%	56.90%	59.71%
Tier 1 Common Capital Ratio	15%	10.65%	10.90%	11.15%	11.13%
Non-Performing Assets as a Percent of Loans and Other Real Estate Owned	15%	40th percentile of the Peer Group	50th percentile of the Peer Group	60th percentile of the Peer Group	26th percentile of the Peer Group
Discretionary (Individual Performance)	30%				Varies by Executive

There are three levels of incentive awards under the Incentive Program: threshold, target and maximum. As compared to the incentive compensation program which had been in place in 2009, the 2010 incentive compensation program provided for increased payouts as a percent of base salary for achieving the threshold level of performance and decreased payouts as a percent of base salary for achieving target and maximum levels of performance in an effort to reduce the magnitude of the potential incentives compared to risk-taking. Fifty percent of the payout level attributable to achievement of the performance goals in the balanced scorecard would be awarded to the executive officer in the form of an annual cash incentive. The remaining 50% of the payout level achieved would be in the form of restricted stock, 33% of which would be in the form of restricted stock with a two-year time-based vesting period and 67% of which would be in the form of restricted stock with a performance-based vesting based upon the achievement of a cumulative Earnings Per Common Share (based on Net Income Available to Common Shareholders) performance goal of $3.10 cumulative for the three-year period ending December 31, 2012. The Committee believes restricted stock awards better align the interests of management with those of the shareholders than other forms of equity and has chosen a blend of time-vested and performance-vested restricted stock to accomplish that goal. The addition of performance-based vesting lengthens the performance period being measured for one-third of the total incentive award from one year to three years, making it easier to factor in risk and risk outcome. In order to participate in the Incentive Program for a given fiscal year, the named executive officer must have been employed by Peoples as of July 1of the fiscal year and must also be employed by Peoples on the date of the award, which occurs in February or March of the year following the fiscal year being measured.

Equity-based awards, if earned, are granted with an economic value based on The NASDAQ Global Select Market® closing price of Peoples' common shares on the date of the grant. The Committee approves equity-based grants to the named executive officers and other officers. In the absence of a scheduled Committee meeting, the Board of Directors approves equity-based grants to named executive officers and other officers. This situation occasionally occurs when awards to a single individual are granted as part of a recruitment package. The grant date is the date of the approval by the Committee or the Board of Directors or the first future date after which all material information has been publicly disclosed, whichever is later, and is tied to Peoples' trading windows. In the event of equity-based grants for new hires, the date of grant is the first business date of the month following the new employee's date of hire.

Annual individual performance goals were established for each executive officer (except for Mr. Mead due to the timing of his appointment) the nature of which differed depending upon the officer's job responsibilities. The Discretionary Measure is unique to each executive officer and consists of quantitative and qualitative measures such as business unit revenue, operating expense and levels of classified loan goals for Mr. McGill; retail loan and deposit growth, operating expense and customer service goals for Mr. Stafford; loan growth, net loan charge-off results and levels of classified assets and nonperforming assets goals for Mr. Yazombek; and expense reduction, capital planning and development of funds transfer pricing and loan pricing models goals for Mr. Sloane. Goals were also developed for Mr. Bradley and Mr. Wesel, but they ceased to be relevant once these individuals resigned their respective positions with Peoples. The goals assigned to the executive officers are intended to reflect results achieved for shareholders while ensuring that the compensation arrangement does not encourage unnecessary and excessive risk-taking that could threaten the value of Peoples. Measurement of these goals was objective and/or subjective in nature, depending upon the respective goal.

The Committee retains the right to exercise discretion in the awarding of incentives absent the attainment of the absolute minimum performance goals, or to increase or reduce the size of the payout of cash or equity-based incentives. The Committee made no discretionary incentive awards to the named executive officers for attaining some of the 2010 corporate goals; however the Committee did exercise discretion and awarded a portion of the calculated award available, based solely on the level of attainment of individual performance.

Executive Officer	Corporate Weighting	Individual Weighting	Total Maximum Incentive Payout Potential (*)	2010 Total Actual Incentive Payout (*)	2010 Cash Incentive Earned	2010 Time Vested Restricted Shares Award (number of common shares) Granted as of Close of Business, February 23, 2011	2010 Performance Vested Restricted Shares Award (number of common shares) Granted as of Close of Business, February 23, 2011
David L. Mead (1)	0%	0%	0%	0%	$0		
Mark F. Bradley (2)	70%	30%	70%	0%	$0		
Edward G. Sloane	70%	30%	60%	4.7%	$4,623	117	234
Richard W. Stafford	70%	30%	60%	6.9%	$5,611	142	285
David T. Wesel (3)	70%	30%	60%	0%	$0		
Joseph S. Yazombek	70%	30%	60%	1.2%	$1,335	34	67
Daniel K. McGill	70%	30%	60%	5.3%	$5,304	135	268

(*) Payout calculated as a percentage of base salary.

(1) Mr. Mead did not participate in the Cash and Equity-Based Incentive Program due to his interim status.

(2) Mr. Bradley resigned his position of President and Chief Executive Officer as of August 1, 2010.

(3) Mr. Wesel resigned his position of Chief Operating Officer as of December 10, 2010.

The ARRA and the Interim Final Rule prohibit Peoples from paying or accruing any bonus, retention award or incentive compensation to our five most highly-compensated employees during the ARRA Covered Period. This prohibition applies to equity awards granted under our equity-based compensation plans, other than restricted stock and/or restricted stock units that (i) may not become transferable or payable earlier than in increments of 25% when a corresponding percentage of the amounts received by Peoples under the Capital Purchase Program are repaid; (ii) must be forfeited if the employee does not continue performing substantial services for Peoples for at least two years after the grant date (other than due to the employee's earlier death or disability or the earlier occurrence of a change in control); and (iii) the amount or value of which (determined based on the fair market value of our common shares on the grant date) may not exceed 1/3 of employee's annual compensation for the year (determined by including the value of the restricted stock or restricted stock units granted). For 2010, Mr. Bradley was the only named executive officer of Peoples who qualified as one of the five most highly-compensated employees. Peoples has and will continue to take such steps as are necessary to comply with the prohibition.

Payout percentages for the various levels of performance are reviewed by the Committee on an annual basis. In 2009, the Committee determined the percentage of base salary for achieving maximum performance would be limited to 75% of the previous maximum payout percentage for each executive officer to reflect the reduced earnings potential for Peoples' shareholders as a result of challenging economic times and to reduce the sensitivity to short-term performance by reducing the rate at which the amount of potential payout increases as the target and minimum levels of relevant performance goals are achieved. In 2010, the payout potential for achievement of threshold performance was increased from 0% to 10% and the payout potentials for achievement of target and maximum performance were reduced by 36% and 27%, respectively, to reflect continued reduced earnings potential for Peoples' shareholders as a result of challenging economic times.

The Board of Directors approves corporate performance goals on an annual basis. Incentive awards are paid after results in respect of the corporate performance goals have been determined.

2011 Program Design

On February 23, 2011, the Committee approved the discretionary, or individual, goals for Peoples' executive officers and on February 24, 2011, the Board of Directors established the 2011 corporate incentive performance goals. The Board again adopted a "balanced scorecard" approach with weighted performance, capital and credit components as follows: (i) Earnings Per Share Available to Common Shareholders (30% weighting); (ii) Total Revenue (5% weighting); (iii) Efficiency Ratio (5% weighting); (iv) Tier 1 Common Capital Ratio (15% weighting); (v) Non-Performing Assets as a Percent of Loans and Other Real Estate Owned (15% weighting); and (vi) Discretionary Measure (30% weighting).

The Discretionary Measure is unique to each executive officer and consists of quantitative and qualitative measures such as business unit revenue and operating expense, business loan and deposit growth, and levels of classified loan goals for Mr. McGill; retail loan and deposit growth, retail revenue and operating expense and customer service goals for Mr. Stafford; loan growth, net loan charge-off results and levels of classified assets and nonperforming assets goals for Mr. Yazombek; and contribution to Peoples' enterprise risk management framework in the areas of market and liquidity risk, and capital and liquidity planning goals for Mr. Sloane. In addition, goals tied to the attainment of the long term strategic plan are included in each executive officer's Discretionary Measure. These measures are intended to reflect results achieved for shareholders while ensuring that the compensation arrangement does not encourage unnecessary and excessive risk-taking that could threaten the value of Peoples. The absolute minimum level of corporate performance remains in effect for 2011 and is defined as a minimum level of earnings available to common shareholders. The Committee retains the ability to award both cash and equity-based incentive compensation based on results achieved by the individual executive officer if the absolute minimum level of performance is not achieved.

There are three levels of incentive awards under the Incentive Program for 2011: threshold, target and maximum. As compared to the 2010 Incentive Program, payouts as a percent of salary have been increased for achieving the threshold level of performance and decreased for achieving target and maximum levels of performance in an effort to reduce the magnitude of the potential incentives compared to risk-taking. Other terms of the 2011 Incentive Program remain similar to the 2010 design. Fifty percent of the payout level attributable to achievement of the performance goals in the balanced scorecard would be awarded to the executive officer in the form of an annual cash incentive. The remaining 50% of the payout level achieved would be in the form of restricted stock, 33% of which would be in the form of restricted stock with a two-year time-based vesting period and 67% of which would be in the form of restricted stock with a performance-based vesting based upon the achievement of an Earnings Per Share Available to Common Shareholders performance goal for the three-year period ending December 31, 2013. The Committee believes restricted stock awards better align the interests of management with those of the shareholders than other forms of equity. As a result, the Committee has increased the amount of the total performance-based compensation that would be awarded in equity-based awards from approximately one-third of aggregate incentive awards to one-half of the incentive awards, and from two forms of equity (split equally between SARs to be settled in stock and restricted stock) to a blend of time-vested and performance-vested restricted stock. The addition of performance-based vesting lengthens the performance period being measured for one-third of the total incentive award from one year to three years, making it easier to factor in risk and risk outcome.

Management Transition Bonus Plan

On January 27, 2011, the Committee adopted the Peoples Bancorp Inc. 2011 Management Transition Bonus Plan (the "Transition Plan"). The decision to adopt and offer the Transition Plan to all named executive officers except for Mr. Mead due to his interim status, followed comprehensive consideration of the significance of maintaining the services of certain key employees and continuity of management while the search for a new Chief Executive Officer of Peoples and Peoples Bank continued and through the transition following the employment of Mr. Sulerzyski as President and Chief Executive Officer.

Peoples has entered into award agreements with Messrs. Sloane, Stafford and McGill under the Transition Plan.

Under the Transition Plan, each executive officer who remains employed by Peoples on December 30, 2011, will receive a management transition bonus in a single lump sum cash payment of $25,000 less applicable taxes. Under the terms of the Plan, if an executive officer terminates employment with Peoples and its subsidiaries prior to December 30, 2011, the executive officer will forfeit any right to payment of the management transition bonus, unless the Committee determines otherwise. However, if an executive officer dies, becomes disabled, or is involuntarily terminated by Peoples and/or one of its subsidiaries other than for cause, the executive officer will not forfeit the right to payment of the management transition bonus.

If, on January 27, 2011, an executive officer had been subject to the prohibitions of 31 C.F.R Section 30.10 (the provision in the Interim Final Rule related to the payment or accrual of bonuses) as a result of being one of the five most highly compensated employees of Peoples and our subsidiaries based on total compensation for 2010 (determined in accordance with Item 402(a) of SEC Regulation S-K and the applicable provisions of the Interim Final Rule), in lieu of a management transition bonus, the executive officer would have been granted an equivalently valued award of restricted common shares issued from the 2006 Plan (1,816 restricted common shares). Based upon their respective total compensation for 2010, none of the executive officers was subject to the prohibitions of 31 C.F.R. Section 30.10 on January 27, 2011.

Retirement and Other Benefits

The named executive officers participate in certain benefit programs available to all other employees of Peoples, subject to the same eligibility requirements as all employees, including participation in (i) the Peoples Bancorp Inc. Retirement Plan and Trust (the "Retirement Plan"), (ii) the Peoples Bancorp Inc. Retirement Savings Plan ("Peoples 401(k) Plan"), (iii) the Peoples Bancorp Group Term Life Insurance Plan and (iv) medical and dental insurance plans provided by Peoples.

Retirement Plan

The Retirement Plan has a different benefit calculation for those individuals employed by Peoples before January 1, 2003, and those employed by Peoples after January 1, 2003 for those individuals before January 1, 2010. On December 17, 2009, the Board of Directors closed the Retirement Plan to new entrants hired on or after January 1, 2010. Mr. Yazombek was employed by Peoples prior to January 1, 2003; whereas, Messrs. Sloane and McGill were employed by Peoples after January 1, 2003, but before January 1, 2010. Messrs. Mead and Stafford were employed by Peoples after January 1, 2010, and do not participate in the Retirement Plan.

On January 27, 2011, the Committee amended the Retirement Plan so that benefit accruals ceased as of March 1, 2011. For purposes of vesting and benefit eligibility, service will continue to be credited in accordance with the terms of the Retirement Plan.

Compensation used to calculate the amount of pension payable under the Retirement Plan includes base salary, incentive pay, overtime pay, bonuses, and any pre-tax savings under the Peoples' 401(k) Plan as well as Peoples' Internal Revenue Code Section 125 cafeteria plan. Benefit distribution options are identical for both groups as is the vesting requirement in order to be eligible for a pension benefit under the Retirement Plan.

For those named executive officers employed by Peoples before January 1, 2003, normal retirement occurs at age 65. The pension benefit for normal retirees is calculated as follows:

(a) Forty percent (40%) of the executive officer's average compensation (annual compensation comprised of base salary, bonus, and cash incentive payments during the highest five consecutive years out of the last ten years of service), plus

(b) Seventeen percent (17%) of the excess of the executive officer's average compensation in excess of his/her Social Security covered compensation; with

(c) The sum of the amounts calculated under (a) and (b) multiplied by the total years of service with Peoples up to a maximum of 30.

Participants will earn no further accruals after March 1, 2011. Each component of the benefit formula, including average compensation, Social Security covered compensation, years of service earned to date and years of service projected to normal retirement date, will be calculated as of March 1, 2011, and frozen as of that date.

For those named executive officers employed by Peoples before January 1, 2003, early retirement can occur at age 50 if the executive officer has at least 10 years of service with Peoples. The pension benefit for early retirees is calculated as follows:

(a) Forty percent (40%) of the executive officer's average compensation (annual compensation during the highest five consecutive years out of the last ten years of service), plus

(b) Seventeen percent (17%) of the excess of the executive officer's average compensation in excess of his/her Social Security covered compensation; with

(c) The sum of the amounts calculated under (a) and (b) multiplied by the total years of service with Peoples up to a maximum of 30 and reduced by one-fifteenth for each of the first five years and one-thirtieth for each of the next ten years by which the executive officer's early retirement date precedes the normal retirement date.

Participants will earn no further accruals after March 1, 2011. Each component of the benefit formula, including average compensation, Social Security covered compensation, years of service earned to date and years of service projected to normal retirement date, will be calculated as of March 1, 2011 and frozen as of that date.

For those named executive officers employed by Peoples on or after January 1, 2003, normal retirement occurs at age 65. The pension benefit for normal retirees is calculated as follows:

(a) The Cash Balance Account (as such term is defined in the Retirement Plan) at the end of the prior plan year, plus

(b) Interest to the earlier of the end of the prior plan year or the end of the month containing the executive officer's termination of employment on the Cash Balance Account as of the end of the prior plan year based on the one-year constant maturity rate for the December preceding the determination year plus 50 basis points, plus

(c) An annual accrual equal to 2% of compensation for the plan year provided the executive officer earned a year of service during the plan year.

No compensation-related credits will be added to participant's account balance after March 1, 2011. However, interest credits as described above will continue to be added to the participant's account balance at the end of each plan year until the year in which the participant's terminate employment with Peoples.

For those named executive officers employed by Peoples on or after January 1, 2003, early retirement can occur at age 50 if the executive officer has at least 10 years of service with Peoples. The pension benefit for early retirees is calculated as follows:

(a) The Cash Balance Account at the end of the prior plan year, plus

(b) Interest to the earlier of the end of the prior plan year or the end of the month containing the executive officer's termination of employment on the Cash Balance Account as of the end of the prior plan year based on the one-year constant maturity rate for the December preceding the determination year plus 50 basis points, plus

(c) An annual accrual equal to 2% of compensation for the plan year provided the executive officer earned a year of service during the plan year;

(d) The benefit is reduced as follows:

Ages	Reduction
60 – 65	6.66% per year
50 – 60	3.33% per year

No compensation-related credits will be added to participant's account balance after March 1, 2011. However, interest credits as described above will continue to be added to the participant's account balance at the end of each plan year until the year in which the participant's terminate employment with Peoples.

None of the named executive officers participate in multiple defined benefit retirement plans. Under the terms of the Retirement Plan, the named executive officers are not granted extra years of credited service.

Peoples 401(k) Plan

The named executive officers are also eligible to participate in the Peoples 401(k) Plan, on the same basis as other employees. In 2010, the "company match" under the Peoples 401(k) Plan was 100% of the first 2% of an employee's contribution. In light of the planned freeze of the Retirement Plan, on December 1, 2010, the Board of Directors changed the "company match" for the Peoples 401(k) Plan to 100% of the first 3% of an employee's contribution and 50% of the next 2% that the employee contributes, the sum of which are subject to a maximum match of 4% of eligible compensation, effective January 1, 2011.

Insurance Plans

Additionally, the named executive officers participate in the Peoples Bancorp Group Term Life Insurance Plan on the same basis as other employees. Peoples pays the premiums for all employees under this plan. If an executive officer dies, his or her beneficiary will be paid an amount equal to two times the executive officer's base salary at the time of death, up to a limit of $600,000.

The named executive officers are also eligible to participate in medical and dental insurance plans provided by Peoples. These individuals participate on the same basis as other employees. The plans are contributory and both the employees and Peoples pay for the cost of the health insurance premiums.

Perquisites and Other Personal Benefits

The Committee periodically reviews the level of perquisites and other personal benefits provided to the named executive officers. Consistent with its overall compensation program, the Committee believes the perquisites and other personal benefits provided to the named executive officers are reasonable and necessary to attract and retain employees for key positions which, in turn, promote the long-term interests of our shareholders.

On January 12, 2006, the Committee adopted an Executive Health Program for the named executive officers. The Executive Health Program provides an opportunity for each executive officer to participate in a comprehensive medical screening annually at the expense of Peoples. Participation in this program is voluntary. The objective of the Executive Health Program is the early identification of potential health problems and the prompt, expert treatment of any medical problems detected, which could negatively impact Peoples' financial performance or current management succession plans.

Based on business need, on a case-by-case basis, the Committee has granted the use of a company-paid automobile to certain named executive officers to further business development on behalf of Peoples and its shareholders. Personal use of a company-paid automobile is reported as income to the executive officer.

On a case-by-case basis, the Committee pays or reimburses named executive officers for moving expenses and temporary housing as part of the executive's recruitment package.

The ARRA and the Interim Final Rule required that the Peoples Board of Directors adopt a company-wide policy regarding "excessive or luxury expenditures," which was adopted on August 27, 2009. All personal benefits described above are within the scope of those permissible in the policy.

Change in Control Agreements

Peoples has entered into change in control agreements with all of the named executive officers, except for Mr. Mead. The change in control agreements are designed to motivate named executive officers to act in the best interests of shareholders and to promote stability and continuity of the services of the named executive officers during a change in control. The change in control agreements are "double trigger" agreements that provide severance payments to an executive officer only if Peoples or its successor terminates the executive officer's employment without "cause" or the executive officer terminates his or her employment with "good reason" after the change in control. The Committee chose the "double trigger" to forego extra costs to Peoples or its successor if the executive officer continues in the same or a similar role after the change in control while still motivating the executive officer to act in the best interests of the shareholders by providing for the executive officer even if he would not have the same or a similar role after the change in control. Additional information regarding the definition of a change in control, the additional event(s) that must occur in order for an executive officer to receive severance compensation following a change in control, and applicable payments under such agreements for the named executive officers is provided under the section captioned **"OTHER POTENTIAL POST EMPLOYMENT PAYMENTS"** beginning on page 46. The ARRA and the Interim Final Rule prohibit Peoples from making any golden parachute payments to our Senior Executive Officers or any of our next five most highly-compensated employees. Payments under the change in control agreements to named executive officers would be considered golden parachute payments and subject to this prohibition.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code prohibits Peoples from claiming a deduction on its federal income tax return for compensation in excess of $1 million paid for a given fiscal year to the chief executive officer (or person acting in that capacity) and the four other most highly-compensated officers of Peoples, other than the chief executive officer, serving at the end of Peoples' fiscal year. The $1 million compensation deduction limitation does not apply to "performance-based compensation." The 2006 Plan complies with Section 162(m) so that any compensation which may be received by named executive officers of Peoples under the 2006 Plan, will qualify as "performance-based." Performance goals were included in the 2006 Plan, which was approved by Peoples' shareholders on April 13, 2006.

The ARRA and the Interim Final Rule require that Peoples comply with the provisions of Section 162(m)(5) of the Internal Revenue Code. This provision prohibits Peoples from claiming a deduction on its federal income tax return for compensation in excess of $500,000 paid for a given year to our Senior Executive Officers. There is no exception to this prohibition for "performance-based compensation." None of Peoples' named executive officers received more than $500,000 of compensation for the 2010 fiscal year.

Non-Qualified Deferred Compensation

Section 409A of the Internal Revenue Code imposes additional taxes, interest and penalties on non-qualified deferred compensation arrangements that do not satisfy its requirements. Peoples believes that it is administering its non-qualified deferred compensation arrangements in accordance with the requirements of Section 409A and has amended its non-qualified deferred compensation arrangements, including the change in control arrangements with its named executive officers, to comply with the final regulations issued under Section 409A of the Internal Revenue Code. Peoples has not realized any material changes to its compensation program as a result of compliance with Section 409A.

Accounting for Equity-Based Compensation

Compensation costs for stock options, restricted stock awards and stock appreciation rights are measured at the fair value of these awards on their grant date. Compensation expense is recognized over the required service period, generally the vesting period for stock options and stock appreciation rights and the restriction period for restricted stock awards. Compensation expense for awards granted to employees who are eligible for retirement is recognized to the date the employee is first eligible to retire or the grant date, whichever is later.

Other Information

Peoples has no equity or other security ownership requirements or guidelines for named executive officers and no policies regarding hedging the economic risk of any ownership of Peoples common shares. Notwithstanding the foregoing, Peoples does believe it is important that executive officers own common shares as evidenced by equity-based awards granted to named executive officers in the past through Peoples' long-term equity-based Incentive Program, equity-based awards granted to executives as part of recruitment packages and restricted stock granted through the 2010 Incentive Program.

Summary

The Committee believes that the best measure of whether the executive compensation program is achieving its intended goals is to look at the long-term performance of Peoples. Because the absolute minimum level of corporate performance established for potential annual cash incentives and long-term equity-based incentives was not achieved in 2010, Peoples' named executive officers did not receive payouts under the incentive compensation program based upon the level of corporate performance; however, executive officers did receive a portion of the payouts tied to that officer's individual performance. In light of these results, the Committee believes Peoples' compensation program for its named executive officers continues to be aligned with the interests of the shareholders. The program is under the incentive compensation program performance-based system that provides a balanced foundation for strong and effective leadership into the future and ensures alignment with long-term shareholder interests without encouraging unnecessary and excessive risk-taking that could threaten the value of Peoples.

In view of the current economic and financial environment, the Committee has reviewed the design and operation of Peoples' incentive compensation arrangements with Peoples' senior risk officers. This review included the 2010 and 2011 performance goals required to be achieved for threshold, target and maximum levels of cash and equity-based incentive payments, along with the corresponding payout potentials for the performance-based vesting of restricted share awards based on the satisfaction of 2010-2012 and 2011-2013 performance goals. The Committee has determined that these arrangements do not provide Peoples' named executive officers with the incentive to engage in business activities or other behavior that would threaten the value of Peoples or the investments of its shareholders.


COMPENSATION COMMITTEE REPORT


The Compensation Committee of Peoples' Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of SEC Regulation S-K with management and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

The Compensation Committee certifies that, in accordance with the requirements of the ARRA and the Interim Final Rule, it has:

- reviewed with Peoples' senior risk officers SEO Compensation Plans (each as defined in the regulations and guidance established under Section 111 of EESA), and has made all reasonable efforts to ensure that these plans do not encourage Senior Executive Officers (as defined in the regulations and guidance established under Section 111 of EESA) to take unnecessary and excessive risks that threaten the value of Peoples;

- reviewed with Peoples' senior risk officers the Employee Compensation Plans (as defined in the regulations and guidance established under Section 111 of EESA), and has made all reasonable efforts to limit any unnecessary risks these plans pose to Peoples; and

- reviewed the Employee Compensation Plans to eliminate any features of these plans that would encourage the manipulation of reported earnings of Peoples to enhance the compensation of any employee.

Discussion of Risk Review and Assessment

Peoples' Senior Vice President, Director of Risk Management and Senior Vice President, Auditor have conducted two assessments of Peoples' 2010 compensation programs and one assessment of Peoples' 2011 compensation programs, and have reviewed, evaluated and discussed the assessments and the compensation programs with the Compensation Committee. The most recent review and discussion with the Compensation Committee occurred on February 23, 2011, and covered all Employee Compensation Plans, including the SEO Compensation Plans. The review of all of the Employee

Compensation Plans took into consideration: (i) products and services incented: (ii) the risk time horizon of those products and services; (iii) incentives paid as a percentage of total revenue; and (iv) incentives paid as a percentage of each participant's total compensation. Broad-based welfare and benefit plans that do not discriminate in scope, terms or operation in favor of named executive officers were excluded from the review.

The Compensation Committee believes that Peoples' overall compensation practices for Senior Executive Officers, which include the following elements, limit the ability of named executive officers to benefit from taking unnecessary or excessive risks:

- Balance between base salary and cash and equity-based incentive compensation opportunities

- Maximum payouts which limit overall payout potential

- Balance between short-term (cash) and long-term (equity-based) incentive compensation opportunities

- Use of a balanced scorecard approach in setting performance goals with interacting, complementary incentive objectives that discourage emphasis on any single objective

- Peoples' tone at the top and culture of ethically doing the right thing

- Limitations imposed by the ARRA and the Interim Final Rule

- Award of only full value equity awards for purposes of potential equity-based long-term incentive compensation

- Award of restricted stock with a performance-based vesting requirement based upon the achievement of an Earnings Per Common Share (based on Net Income Available to Common Shareholders) performance goal at the three-year period for purposes of potential equity-based long-term incentive compensation

In addition, the Compensation Committee believes there are controls around Incentive Programs for all employees (including Senior Executive Officer Compensation Plans) that effectively discourage unnecessary and excessive risk-taking. All employee Incentive Programs allow for management discretion (or Compensation Committee discretion in the case of the Senior Executive Officer Compensation Plans) to reduce or eliminate any award. The Compensation Committee reviews and approves all Senior Executive Officer Compensation Plans and award opportunities, and the Board reviews and approves the corporate performance goals.

Most officers, including the Senior Executive Officers, and employees serving Peoples in support roles, such as accounting, loan operations and deposit operations, participate in the Incentive Program. Approximately 50% of Peoples' employees participate in the Incentive Program. Annual cash incentives as well as equity-based incentives under the Incentive Program are payable only when specific pre-determined performance goals are met. All participants in the Incentive Program have some portion of their award dependent on the selected corporate performance criteria. In addition, the potential incentives payable to senior officers having only compliance, risk, credit quality, and internal control roles are tied to corporate goals under the Incentive Program with only a 25% weighting. The remainder of their potential incentives is driven by individual goals tied to their specific job function. The Compensation Committee ultimately approves all incentive compensation paid to the named executive officers, including the Senior Executive Officers.

In addition to the Incentive Program, Peoples has (i) compensation plans for producers, including insurance agents and financial advisors, which include variable pay components (commission based on the sales of products underwritten or offered by independent third parties); (ii) compensation plans for home loan originators which include variable cash compensation components tied to the origination of one to four family real estate loans, the majority of which are sold into the secondary market; and (iii) other miscellaneous individual plans which are informal agreements that allow certain employees to earn amounts of cash incentive compensation without encouraging the employees to take unnecessary or excessive risk because their roles inherently do not have the opportunity for excessive levels of risk, either individually or in the aggregate, and the incentive compensation potential is not a substantial part of their respective total compensation.

The Compensation Committee believes that the elements of the Incentive Program and the other compensation plans, alone and/or combined with the systems of controls in place such as separation of the valuation, authorization and payment of incentive compensation as well as other components of compensation, do not encourage unnecessary or excessive risk and do not encourage the manipulation of reported earnings to enhance the compensation of any employee.

Further, in light of the significant level of oversight and controls surrounding Incentive Programs, and the significant amounts that would be required to impact Peoples' reported earnings, the Compensation Committee believes that, upon evaluation of the Incentive Programs for employees, including Senior Executive Officers, any elements of the Incentive Program and other compensation and individual plans that have the potential to encourage the manipulation of reported earnings to enhance the compensation of any employee are mitigated.

Submitted by the Compensation Committee of Peoples' Board of Directors:
George W. Broughton (Chairman), Carl L. Baker, Jr., and Paul T. Theisen.

SUMMARY COMPENSATION TABLE FOR 2010

The table below summarizes the total compensation paid or earned by each of the named executive officers for the fiscal years ended December 31, 2010, 2009, and 2008. Peoples has not entered into any employment agreements with any of the named executive officers.

(a) Name and Principal Position	(b) Year	(c) Salary	(d) Bonus	(e) Stock Awards (12)	(f) Option Awards (13)	(g) Non-Equity Incentive Program Compensation (14)	(h) Change in Pension Value and Non-Qualified Deferred Compensation Earnings (15)	(i) All Other Compensation (16)	(j) Total
		($)	($)	($)	($)	($)	($)	($)	($)
David L. Mead (1) *President and Chief Executive Officer*	2010	$153,733(7)	-	-	-	-	$1,687	$2,167	$157,587
Mark F. Bradley (2) *Former President and Chief Executive Officer*	2010	$168,987	-	-	-	-	$45,500	$3,683	$218,170
	2009	$280,000	-	-	-	$0	$14,344	$13,935	$308,279
	2008	$280,000	-	$9,556	$9,562	$0	$19,445	$13,175	$331,738
Edward G. Sloane, Jr. (3) *Executive Vice President, Chief Financial Officer and Treasurer*	2010	$196,000	-	-	-	$4,623	$3,983	$3,920	$208,526
	2009	$196,000	-	-	-	$0	$7,161	$16,585	$219,746
	2008	$120,364	$30,000 (8)	$46,860	$0	$0	$0	$21,712	$218,936
Richard W. Stafford (4) *Executive Vice President, Retail Banking*	2010	$161,654	$25,000 (9)	$29,640	-	$5,611	$0	$24,641	$246,546
David T. Wesel (5) *Former Executive Vice President and Chief Operating Officer*	2010	$191,045	$35,000 (10)	-	-	$0	$3,201	$4,521	$233,767
	2009	$178,000	-	-	-	$0	$3,725	$13,937	$195,662
	2008	$168,000	-	$10,245	$10,240	$0	$4,260	$11,105	$203,850
Joseph S. Yazombek *Executive Vice President, Chief Credit Officer*	2010	$220,000	-	-	-	$1,335	$107,346	$6,849	$335,530
	2009	$220,000	-	-	-	$0	$57,707	$15,374	$293,081
	2008	$220,000	-	$9,175	$9,170	$0	$73,573	$14,807	$326,725
Daniel K. McGill (6) *Executive Vice President, Chief Commercial Lending Officer*	2010	$202,000	-	-	-	$5,304	$0	$14,858	$222,162
	2009	$60,470	$25,000 (11)	$26,280	-	$0	$0	$3,493	$115,243

(1)   Mr. Mead became interim President and Chief Executive Officer on August 2, 2010. Prior to that date, he was not employed by Peoples or any of our subsidiaries.

(2)   Mr. Bradley resigned his position of President and Chief Executive Officer as of August 1, 2010.

(3)   Mr. Sloane became Executive Vice President, Chief Financial Officer and Treasurer on May 21, 2008. Prior to that date, he was not employed by Peoples or any of our subsidiaries.

(4)   Mr. Stafford became Executive Vice President, Retail Banking on February 8, 2010. Prior to that date, he was not employed by Peoples or any of our subsidiaries.

(5)   Mr. Wesel resigned his position of Executive Vice President and Chief Operating Officer as of December 10, 2010.

(6)   Mr. McGill became Executive Vice President, Chief Commercial Lending Officer on September 14, 2009. Prior to that date, he was not employed by Peoples or any of our subsidiaries.

(7)   Mr. Mead's salary is comprised of $104,166 earned as his base salary as Peoples' President and Chief Executive Officer and $49,567 as directors fees of both Peoples and Peoples Bank.

(8)   On February 20, 2009, Mr. Sloane was paid a bonus in the amount of $30,000, which represented the minimum cash incentive he had been guaranteed for 2008 upon joining Peoples.

(9)   Mr. Stafford was paid a $25,000 employment sign-on bonus on August 18, 2010.

(10) Mr. Wesel was paid a $35,000 bonus in recognition of his service as interim leader of Retail Banking of both Peoples and Peoples Bank from September 4, 2009, to February 8, 2010, in addition to his duties as Executive Vice President for Investment and Insurance Services of each of Peoples and Peoples Bank, President of Peoples Insurance Agency, LLC, a subsidiary of Peoples Bank, and President of Peoples Bank's Peoples Financial Advisors.

(11) Mr. McGill was paid a $25,000 employment sign-on bonus on December 1, 2009.

(12) The amounts in column (e) reflect the grant date fair value for awards of restricted shares pursuant to Peoples' 2006 Plan, and are reported for the fiscal year during which the restricted shares were granted. These amounts excluded the impact of estimated forfeitures related to service-based vesting conditions, as required by the SEC.

(13) The amounts in column (f) reflect the grant date fair value for SAR awards to be settled in common shares pursuant to Peoples' 2006 Plan, and are reported for the fiscal year during which the SAR awards were granted. These amounts exclude the impact of estimated forfeitures related to service-based vesting conditions, as required by the SEC.

(14) The amounts in column (g) represent cash incentives earned under the Incentive Program, and are reported for the fiscal year with respect to which the cash incentives were earned. The amounts shown for 2010 were paid March 11, 2011. The named executive officers did not earn a cash incentive under the Amended and Restated Incentive Award Plan for 2009 and 2008 fiscal year performance.

(15) The amounts in column (h) represent the increase in the actuarial present value of the executive officer's accumulated benefits under Peoples' pension plan (the Retirement Plan) determined using assumptions consistent with those used in Peoples' consolidated financial statements and include amounts the executive officer may not be entitled to receive because such amounts are not vested except for Mr. Bradley, whose amount also includes earnings on director's deferral fees earned prior to January 1, 2005, and pursuant to the Deferred Compensation Plan for Directors in the amount of $488 in 2010, $1,245 in 2009 and $1,359 in 2008. No amount is included in column (h) for the amount of interest accrued on the cumulative amount of cash incentives deferred by each executive officer under the terms of the Amended and Restated Incentive Award Plan since the rate earned was not above-market or preferential.

(16) All other compensation for each individual for 2010 includes: (a) Mr. Mead – 401(k) Plan company match in the amount of $2,083 earned in his role of President and CEO and group term life premium in the amount of $84.00 for a policy in effect during his service as a non-employee director of Peoples and Peoples Bank; (b) Mr. Bradley – 401(k) Plan company match; (c) Mr. Sloane – 401(k) Plan company match; (d) Mr. Stafford – relocation and temporary housing expense in the amount of $13,197, 401(k) Plan company match, Executive Health Program, and personal use of a company vehicle; (e) Mr. Wesel – 401(k) Plan company match; (f) Mr. Yazombek – 401(k) Plan company match, personal use of a company vehicle, and Executive Health Program; and (g) Mr. McGill – 401(k) Plan company match, personal use of a company vehicle, and temporary housing and relocation expense. All other compensation for each individual for 2009 includes: (a) Mr. Bradley – 401(k) Plan company match, country club membership, and dividends on restricted shares; (b) Mr. Sloane – 401(k) Plan company match, Executive Health Program, dividends on restricted shares, and country club membership; (c) Mr. Wesel – 401(k) Plan company match, country club membership, Executive Health Program, and dividends on restricted shares; (d) Mr. Yazombek – 401(k) Plan company match, personal use of a company vehicle, country club membership, Executive Health Program, and dividends on restricted shares; and (e) Mr. McGill – 401(k) Plan company match, personal use of company vehicle and relocation and temporary housing expense. All other compensation for each individual in 2008 includes: (a) Mr. Bradley – 401(k) Plan company match, dividends on restricted shares, and country club membership; (b) Mr. Sloane – relocation and temporary housing expense in the amount of $14,740, 401(k) Plan company match, dividends on restricted shares, and country club membership; (c) Mr. Wesel – 401(k) Plan company match, country club membership and dividends on restricted shares; (d) Mr. Yazombek – 401(k) Plan company match, personal use of company-provided vehicle, country club membership and Executive Health Program.

GRANTS OF PLAN-BASED AWARDS FOR 2010

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)
Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Program Awards (4)			Estimated Future Payouts Under Equity Incentive Program Awards (5)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
David L. Mead (1)	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
Mark F. Bradley (2)	-	-	$8,449	$33,797	$59,146	-	-	-	-	-	-	-
	-	-	-	-	-	$8,449	$33,797	$59,146	-	-	-	-
Edward G. Sloane	-	-	$9,800	$34,300	$58,800	-	-	-	-	-	-	-
	-	-	-	-	-	$9,800	$34,300	$58,800	-	-	-	-
Richard W. Stafford	-	-	$8,083	$28,289	$48,496	-	-	-	-	-	-	-
	-	-	-	-	-	$8,083	$28,289	$48,496	-	-	-	-
David T. Wesel (3)	-	-	$9,552	$33,433	$57,313	-	-	-	-	-	-	-
	-	-	-	-	-	$9,552	$33,433	$57,313	-	-	-	-
Joseph S. Yazombek	-	-	$11,000	$38,500	$66,000	-	-	-	-	-	-	-
	-	-	-	-	-	$11,000	$38,500	$66,000	-	-	-	-
Daniel K. McGill	-	-	$10,100	$35,350	$60,600	-	-	-	-	-	-	-
	-	-	-	-	-	$10,100	$35,350	$60,600	-	-	-	-

(1) David L. Mead was excluded from participation in the Incentive Program due to his interim status as President and Chief Executive Officer.

(2) Mr. Bradley resigned his position of President and Chief Executive Officer as of August 1, 2010, and as a result, ceased to participate in the Incentive Compensation Program.

(3) Mr. Wesel resigned his position of Executive Vice President and Chief Operating Officer as of December 10, 2010, and as a result, ceased to participate in the Incentive Compensation Program.

(4) Annual cash incentive potential available for payment through the Incentive Program if the indicated level of performance was achieved for the 2010 fiscal year. Refer to the discussion under the caption "**Cash and Equity-Based Incentive Program**" on page 31 of the "**COMPENSATION DISCUSSION AND ANALYSIS**" for additional information regarding the Incentive Program.

(5) Economic value of equity-based grants available for award through the 2006 Plan if the indicated level of performance was achieved for the 2010 fiscal year. Equity-based incentive awards are denominated in dollars, rather than number of common shares. As a result, the threshold, target and maximum amounts are shown in "dollars" rather than the "number of common shares." At the time of payout, the economic value of the actual award earned would have been translated into awards of restricted shares to be settled in common shares made under Peoples' 2006 Plan. One-third of the economic value would have been awarded in time-based restricted stock, using the closing price of Peoples' common shares on the grant date. The remaining two-thirds of the economic value would have been awarded in performance-based restricted stock, using the closing price of Peoples' common shares as of the award date. Refer to the discussion under the caption "**Cash and Equity-Based Incentive Program**" on page 31 of the "**COMPENSATION DISCUSSION AND ANALYSIS**" for additional information regarding grants of equity-based awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2010

The following table provides information relating to the option/SAR awards and restricted stock awards held by the named executive officers at the end of the 2010 fiscal year. Each grant is shown separately for each named executive officer. Mr. Sloane did not have any outstanding equity awards as of December 31, 2010. The market value of the stock awards is based on the closing price of Peoples' common shares as reported on The NASDAQ Global Select Market on December 31, 2010, which was $15.65.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options/ SARs	Number of Securities Underlying Unexercised Options/ SARs	Equity Incentive Program Awards: Number of Securities Underlying Unexercised Unearned Options/ SARs	Option/ SAR Exercise Price	Option/ SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Program Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Program Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
		(#)	(#)	(#)	($)		(#)	($)	(#)	($)
		Exercisable	Unexercisable							
		(3)							(9)	(10)
David L. Mead	5/11/2006	600	-	-	$29.12	5/11/2016	-	-	-	-
Mark F. Bradley (1)	5/9/2002	1,264	-	-	$23.59	8/1/2011	-	-	-	-
	3/27/2003	3,707	-	-	$22.32	8/1/2011	-	-	-	-
	3/27/2003	2,090	-	-	$22.32	8/1/2011	-	-	-	-
	2/10/2005	459	-	-	$27.38	8/1/2011	-	-	-	-
Edward G. Sloane	2/23/2011	-	-	-	-	-	-	-	351	$4,612
Richard W. Stafford	3/1/2010	-	-	-	-	-	1,000 (5)	$15,650	-	-
	3/1/2010	-	-	-	-	-	1,000 (6)	$15,650	-	-
	2/23/2011	-	-	-	-	-	-	-	427	$5,611
David T. Wesel (2)	2/16/2004	2,000	-	-	$28.25	3/10/2011	-	-	-	-
	2/10/2005	425	-	-	$27.38	3/10/2011	-	-	-	-
	2/9/2006	1,184	-	-	$28.25	3/10/2011	-	-	-	-
	2/13/2007	1,303	-	-	$29.25	3/10/2011	-	-	-	-
Joseph S. Yazombek	5/9/2002	1,928	-	-	$23.59	5/9/2012	-	-	-	-
	5/9/2002	2,947	-	-	$23.59	5/9/2012	-	-	-	-
	3/27/2003	3,900	-	-	$22.32	3/27/2013	-	-	-	-
	3/27/2003	2,779	-	-	$22.32	3/27/2013	-	-	-	-
	2/10/2005	1,215	-	-	$27.38	2/10/2015	-	-	-	-
	2/9/2006	2,388	-	-	$28.25	2/9/2016	-	-	-	-
	2/13/2007	1,444	-	-	$29.25	2/13/2017	-	-	-	-
	2/20/2008	-	-	-	-	-	386 (7)	$3,736	-	-
	2/20/2008	-	1,663 (4)	-	$23.77	2/20/2018	-	-	-	-
	2/23/2011	-	-	-	-	-	-	-	101	$1,327
Daniel K. McGill	10/1/2009	-	-	-	-	-	1,000 (8)	$15,650	-	-
	2/23/2011	-	-	-	-	-	-	-	403	$5,295

43

(1) Mr. Bradley resigned his position of President and Chief Executive Officer as of August 1, 2010. The expiration date of Mr. Bradley's outstanding awards accelerated to August 1, 2011, due to his resignation.

(2) Mr. Wesel resigned his position of Executive Vice President and Chief Operating Officer as of December 10, 2010. The expiration date of Mr. Wesel's outstanding awards accelerated to March 10, 2011, due to his resignation.

(3) Stock options were granted to the executive officers in years prior to 2006. SARs to be settled in common shares were granted to the executive officers in 2007 and 2008.

(4) SARs to be settled in common shares were approved by the Compensation Committee on February 14, 2008, and granted under Peoples' 2006 Plan on February 20, 2008, and vested on February 20, 2011.

(5) Restricted shares were approved by the Board of Directors on January 28, 2010, in absence of a meeting of the Compensation Committee and granted under Peoples' 2006 Plan on March 1, 2010, and vested on March 1, 2011.

(6) Restricted shares were approved by the Board of Directors on January 28, 2010, in absence of a meeting of the Compensation Committee and granted under Peoples' 2006 Plan on March 1, 2010, and vested on March 1, 2012.

(7) Restricted shares were approved by the Compensation Committee on February 14, 2008, and granted under Peoples' 2006 Plan on February 20, 2008, and vested on February 20, 2011.

(8) Restricted shares were approved by the Board of Directors on September 24, 2009, in absence of a meeting of the Compensation Committee and granted under Peoples' 2006 Plan on October 1, 2009, and will vest on October 1, 2011.

(9) Restricted shares were approved by the Compensation Committee on February 23, 2011, and were granted under Peoples' 2006 Plan on February 23, 2011, with respect to individual performance for the 2010 fiscal year. They were considered "unearned" as they would not have been granted until after the end of the 2010 fiscal year. One-third of the shares has a time-based restriction and will vest on February 23, 2013. Two-thirds of the shares have a performance-based restriction and will vest if the cumulative earnings per common share for fiscal years 2010, 2011 and 2012 are greater than or equal to $3.10. Mr. Mead did not participate in the Incentive Program for the 2010 fiscal year due to his status as interim President and Chief Executive Officer.

(10) The market values indicated in this column are based on the closing price of Peoples' common shares as reported on the NASDAQ Global Select Market on the date of the grant (February 23, 2011).

OPTION EXERCISES AND STOCK VESTED FOR 2010

The following table provides information for the named executive officers relating to stock options exercised, including the number of common shares acquired upon exercise and the value realized, and the restricted shares that vested, including the number of common shares acquired upon vesting and the value realized. The values shown below are before payment of any applicable withholding tax.

(a)	(b)	(c)	(d)	(e)
	Option Awards		Stock Awards	
Name	Number of Common Shares Acquired on Exercise (#)	Valued Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
David L. Mead	-	-	-	-
Mark F. Bradley	5,082	$9,710	487	$6,316
Edward G. Sloane	-	-	-	-
Richard W. Stafford	-	-	-	-
David T. Wesel	-	-	372	$4,825
Joseph S. Yazombek	3,812	$18,233	412	$5,344
Daniel K. McGill	-	-	1,000	$12,080

PENSION BENEFITS FOR 2010

The table below shows the actuarial present value of accumulated benefits payable to each of the named executive officers, including the number of years of service credited to each named executive officer, under the Retirement Plan determined using interest rate and mortality rate assumptions consistent with those used in Peoples' Notes to the Consolidated Financial Statements, Note 13. Employee Benefit Plans on pages 81 through 84 of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2010. Information regarding the Retirement Plan can be found in the discussion under the caption "**Retirement and Other Benefits**" beginning on page 35 of the "**COMPENSATION DISCUSSION AND ANALYSIS.**"

(a) Name	(b) Plan Name	(c) Number of Years of Credited Service (#)	(d) Present Value of Accumulated Benefit ($)	(e) Payments During Last Fiscal Year ($)
David L. Mead (1)	Retirement Plan	-	-	-
Mark F. Bradley (2)	Retirement Plan	19	$132,319	$2,869
Edward G. Sloane	Retirement Plan	2	$7,161	-
Richard W. Stafford (1)	Retirement Plan	-	-	-
David T. Wesel	Retirement Plan	7	$22,412	-
Joseph S. Yazombek (3)	Retirement Plan	27	$400,792	-
Daniel K. McGill (4)	Retirement Plan	0	-	-

(1)   Messrs. Mead and Stafford were employed by Peoples after the Retirement Plan was closed to new entrants and, therefore, will not become plan participants.

(2)   Mr. Bradley resigned his position of President and Chief Executive Officer as of August 1, 2010, and since that date, has begun to receive distribution payments from the Retirement Plan.

(3)   Mr. Yazombek had reached retirement eligibility (50 years of age or older and 10 years of service with Peoples) as of December 31, 2010, and was employed by Peoples before January 1, 2003. Additional information regarding early retirement benefits is provided in the section captioned "Retirement Plan" beginning on page 35.

(4)   Years of credited service are equal to the actual years of service, if the executive officer works 1,000 hours in a calendar year. Mr. McGill, who was employed by Peoples on September 14, 2009, did not work the 1,000 hours in 2009 to earn benefits under this plan in 2010. He became a plan participant on January 1, 2011, and will earn benefits for 2010.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2010

The following table provides information regarding cash incentives earned by the named executive officers under the Amended and Restated Incentive Award Plan in place prior to January 1, 2010 but were deferred in accordance with the terms of that plan. Named executive officers were required to defer 25% of any annual cash incentives earned under the terms of the Incentive Program. If the executive officer terminates his employment for any reason other than death, disability or retirement prior to the end of the three-year deferral period, the deferred portion of the annual cash incentive is forfeited. This mandatory deferral was another way to promote retention of key executive officers, as the executive officers must remain with Peoples until the required deferral period lapses or they forfeit that portion of their incentive payout. Once the mandatory deferral period lapses, executive officers may either take a cash distribution or further defer receipt of the cash incentive, as discussed in the following paragraph, based on an election made under the terms of the Incentive Program prior to the year the cash incentive was earned, until they retire or their employment is terminated. Interest on the deferred compensation is accrued at a rate equal to 50% of Peoples' Return on Average Equity achieved during each calendar year throughout the deferral period. No additional mandatory deferrals will be required since the Incentive Program requiring such cash deferrals is no longer active.

In addition to the mandatory 25% deferral, the executive officers also had the option to (i) defer any remaining annual cash incentive compensation to be paid to them and (ii) further defer the mandatory amount after the original three-year period has lapsed until they retire or until their employment with Peoples is terminated. For an executive officer who is also a "specified employee" for purpose of Section 409A of the Internal Revenue Code on the date of the executive officer's separation from service, the distribution of the account will be delayed until the first business day of the seventh month following the date of separation of service. The amount an executive officer elected to voluntarily defer was chosen by the executive officer prior to the beginning of the calendar year in which the cash incentive compensation was earned. Interest on the deferred compensation is accrued at a rate equal to 50% of Peoples' Return on Average Equity achieved during each calendar year throughout the deferral period. The sole activity in Peoples' only non-qualified deferred compensation plan will be further deferrals of previously deferred mandatory amounts such as described in this paragraph or payouts as described in the previous paragraph.

(a) Name	(b) Executive Contributions in Last Fiscal Year ($) (3)	(c) Registrant Contributions in Last Fiscal Year ($)	(d) Aggregate Earnings in Last Fiscal Year ($) (4)	(e) Aggregate Withdrawals/ Distributions ($)	(f) Aggregate Balance at Last Fiscal Year-End ($) (7)
David L. Mead (1)	-	-	-	-	-
Mark F. Bradley	-	-	-	$15,176 (5)	-
Edward G. Sloane (1)	-	-	-	-	-
Richard W. Stafford	-	-	-	-	-
David T. Wesel (2)	-	-	$267	-	$24,331
Joseph S. Yazombek	$11,262	-	$3,084	$11,262 (6)	$267,825
Daniel K. McGill (1)	-	-	-	-	-

(1) Messrs. Mead, Sloane, Stafford and McGill are not participants in this non-qualified deferred compensation plan.

(2) Mr. Wesel forfeited his unvested balance of $9,217 due to his resignation as of December 10, 2010. He is eligible to receive the aggregate balance at last fiscal year-end on June 10, 2011, in accordance with the regulations issued under Section 409A of the Internal Revenue Code.

(3) Amounts in column (b) represent any accumulated balance of mandatory deferrals awarded for performance for the 2006 fiscal year and voluntarily further deferred by the executive officer at the end of the original three-year deferral period.

(4) Amounts in column (d) represent the aggregate earnings on the accumulated mandatory and voluntary deferrals of cash incentives for each of the named executive officers. Interest is accrued at a rate equal to 50% of Peoples' Return on Average Equity achieved during each calendar year throughout the deferral period. The accrual rate for 2010 was 1.165%. None of these amounts are included in the Summary Compensation Table for 2010 since the rate earned was not above-market or preferential.

(5) This amount represents the distribution of $15,176 which vested in 2010, was awarded for the 2006 fiscal year, and was mandatorily deferred by Mr. Bradley in 2007 in accordance with terms of the previous Incentive Program. This amount does not include the forfeiture of Mr. Bradley's unvested balance in the amount of $9,817 due to his resignation as of August 1, 2010.

(6) This amount represents the amount which would have been distributed to Mr. Yazombek but was voluntarily re-deferred in February 2010 by him at the end of the mandatory three-year deferral period in accordance with the terms of the previous incentive plan and Mr. Yazombek's elections made prior to the beginning of the fiscal year for which the incentive was earned.

(7) Amounts in column (f) are the accumulated voluntary deferrals of cash incentives and earnings thereon for each of the executive officers.

OTHER POTENTIAL POST EMPLOYMENT PAYMENTS

The amount of compensation payable to each named executive officer upon voluntary termination, early retirement, normal retirement, involuntary not-for-cause termination, for cause termination, termination following a change in control of Peoples and termination in the event of disability or death of the named executive officer is described below.

In the event of the retirement, disability or death of a named executive officer, or a change in control of Peoples, the vesting period is accelerated with regard to the mandatory deferrals of the cash incentives earned under the Incentive Program and unvested outstanding equity-based awards.

Payments Made Upon Termination

Regardless of the manner in which a named executive officer's employment terminates, including termination for cause with the exception noted below, he is entitled to receive amounts earned during his term of employment. These amounts are not included in the table below. Such amounts would include:

- cash incentives earned under the previous Incentive Program during the fiscal year in which termination occurs less the mandatory deferral amount, if he is employed as of the payment date;

- all vested equity-based awards earned through the long-term equity-based incentive compensation programs;

- all cash incentives voluntarily deferred under the previous Incentive Program; These amounts are included in the table under the heading "**NON-QUALIFIED DEFERRED COMPENSATION FOR 2010**" beginning on page 45 within the amount shown in the Aggregate Balance at Last Fiscal Year-End column: Mr. Yazombek - $267,825.

- the balance of the executive officer's Retirement Savings Plan (Peoples 401(k) Plan) account;

- pay for a portion of unused paid time off, commensurate with the length of service in the current calendar year, if the executive has been employed by Peoples for three or more years (except in the case of termination for cause); and

- amounts accrued and vested through the Retirement Plan (Peoples' pension plan). These amounts are included in the table under the heading "**PENSION BENEFITS FOR 2010**" on page 45 in the amount shown in the Present Value of Accumulated Benefit column. Mr. Yazombek has met the five or more years of service requirement and would be paid upon termination of employment.

Payments Made Upon Retirement

In the event of the retirement of a named executive officer, in addition to the items identified above, he would receive the following benefits:

- all previously unvested equity-based awards would vest; and

- all previously unvested mandatory deferrals under the previous Incentive Program would vest.

Retirement may occur at the age of 65 or at the age of 50 if the executive officer has at least 10 years of service with Peoples.

Payments Made Upon Death or Disability

In the event of the death or disability of a named executive officer, in addition to the benefits listed under the headings **"Payments Made Upon Termination"** and **"Payments Made Upon Retirement"** above, the named executive officer will also receive benefits under Peoples' disability plan or payments under the Peoples Bancorp Group Term Life Insurance Plan as appropriate.

Payments Made Upon a Change in Control

Peoples has entered into change in control agreements with the named executive officers, except for Mr. Mead who was not offered a change in control agreement due to his interim status. The agreement with Mr. Bradley and Mr. Wesel terminated upon their resignation. Under these agreements, a change in control occurs when one or more of the following events take place:

- a "person" or "group" (as defined in Section 409A of the Internal Revenue Code) acquires ownership of shares of Peoples that, together with shares held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the shares of Peoples;

- any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) ownership of shares of Peoples possessing 35% or more of the total voting power of the shares of Peoples;

- a majority of the members of Peoples' Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of Peoples' Board of Directors prior to the date that such appointments or elections are made; or

- any person or group acquires (or has acquired) during the 12-month period ending on the date of the most recent acquisition by such person or group, assets from Peoples that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of Peoples immediately prior to such acquisition or acquisitions.

Generally, the agreements provide for severance compensation to the named executive officers if their employment is terminated by Peoples or its successor for any reason other than cause (defined as gross negligence or gross neglect of duties; commission of a felony or a gross misdemeanor involving moral turpitude; fraud, disloyalty, dishonesty or willful violation of any law or significant policy of Peoples; or issuance of an order by the banking regulators of Peoples for removal of the named executive officer) within 6 months prior to or 24 months after a defined change in control occurs. In addition, compensation will be paid if the named executive officer voluntarily terminates employment during the same periods because of: (i) the assignment to the named executive officer of any material duties or responsibilities inconsistent with the named executive officer's positions, or a change in the named executive officer's reporting responsibilities, titles, or offices, or any removal of the named executive officer from or any failure to re-elect the named executive officer to any of such positions, except in connection with the named executive officer's termination of employment for cause, disability, retirement, or as a result of the named executive officer's death; (ii) a reduction in the named executive officer's base salary; (iii) the taking of any action by Peoples or its successor which would adversely affect the named executive officer's participation in or materially reduce the named executive officer's benefits under any benefit plans; (iv) any failure of Peoples to obtain the assumption of the agreement by any successor; or (v) geographic relocation of the executive officer to an office location more than 50 miles from the executive officer's current location without the named executive officer's consent or without reimbursement of reasonable moving expenses incurred by the executive officer relating to a change of the named executive officer's principal residence in connection with relocation.

The named executive officer's base annual compensation for purpose of his respective agreement is calculated as the average annualized compensation paid by Peoples, prior to any deferred arrangements, during the most recent five taxable years ending before the date of the change in control, subject to certain adjustments in the event that Section 280G of the Internal Revenue Code is triggered. For named executive officers that have worked for Peoples for less than five years, the average annualized compensation paid by Peoples is calculated for the number of years employed by Peoples.

Under the agreements, severance provisions include: (i) a lump sum cash payment of two times base annual compensation for Messrs. Sloane, Stafford, McGill and Yazombek, in each case payable within 30 days following the named executive officer's termination date with such payment delayed until the first business day of the seventh month following the named executive officer's termination date if the named executive officer is a "specified employee" for purposes of Section 409(A) of the Internal Revenue Code; (ii) continuing participation in life, medical, and dental insurance for 12 months substantially in the form and expense to the named executive officer as that received on the date of termination; (iii) the named executive officer agreeing not to disclose to others any confidential information; and (iv) the named executive officer entering into a non-compete agreement for 12 months immediately following the date of termination. The non-compete agreement prohibits the named executive officer from directly or indirectly engaging in any business in which Peoples directly or indirectly engages within Peoples' geographic market.

The ARRA and the Interim Final Rule prohibit Peoples from making any golden parachute payments to its Senior Executive Officers or five next most highly-compensated employees. Payments under the change in control agreements to the named executive officers will be considered to be golden parachute payments. Peoples and each named executive officer entered into a letter agreement in which the named executive officer agreed to amend the compensation and benefits plans of Peoples in which the named executive officer participates, including the change in control agreements, to the extent necessary to give effect to this prohibition. These letter agreements were later amended to incorporate the additional restrictions imposed by the ARRA and the Interim Final Rule.

The following table summarizes payments which would have been made to the named executive officers if a termination event had occurred on December 31, 2010. Actual amounts to be paid out can only be determined at the time of a named executive officer's actual separation from service with Peoples.

(a) Compensation & Benefits Payable Upon Termination	(b) Voluntary Termination	(c) Early Retirement (7)	(d) Normal Retirement	(e) Involuntary Not for Cause Termination	(f) For Cause Termination	(g) CIC Involuntary or Good Reason Termination	(h) Death or Disability
David L. Mead (1)							
Mark F. Bradley (2)							
Edward G. Sloane							
2 times Base Annual Compensation	-	-	-	-	-	$413,011	-
Welfare (3)	-	-	-	-	-	$9,547	-
Unvested Deferrals under Incentive Award Plan	-	-	$0	-	-	$0	$0
Intrinsic Value of Unvested Stock Options & SARs (4)	-	-	$0	-	-	$0	$0
Value of Unvested Restricted Shares	-	-	$0	-	-	$0	$0
Total:	**$0**	**$0**	**$0**	**$0**	**$0**	**$422,559**	**$0**
Total Allowable Under the ARRA: (5)	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**
Richard W. Stafford							
2 times Base Annual Compensation	-	-	-	-	-	$360,000	-
Welfare (3)	-	-	-	-	-	$10,357	-
Unvested Deferrals under Incentive Award Plan	-	-	-	-	-	-	-
Intrinsic Value of Unvested Stock Options & SARs (4)	-	-	-	-	-	-	-
Value of Unvested Restricted Shares	-	-	$31,300	-	-	$31,300	$31,300
Total:	**$0**	**$0**	**$31,300**	**$0**	**$0**	**$401,657**	**$31,300**
Total Allowable Under the ARRA: (5)	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$31,300**
David T. Wesel (6)							
Joseph S. Yazombek							
2 times Base Annual Compensation	-	-	-	-	-	$403,601	-
Welfare (3)	-	-	-	-	-	$1,111	-
Unvested Deferrals under Incentive Award Plan	-	$8,291	$8,291	-	-	$8,291	$8,291
Intrinsic Value of Unvested Stock Options & SARs (4)	-	$0	$0	-	-	$0	$0
Value of Unvested Restricted Shares	-	$6,041	$6,041	-	-	$6,041	$6,041
Total:	**$0**	**$14,332**	**$14,332**	**$0**	**$0**	**$419,045**	**$14,332**
Total Allowable Under the ARRA: (5)	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$14,332**

(a) Compensation & Benefits Payable Upon Termination	(b) Voluntary Termination	(c) Early Retirement (7)	(d) Normal Retirement	(e) Involuntary Not for Cause Termination	(f) For Cause Termination	(g) CIC Involuntary or Good Reason Termination	(h) Death or Disability
Daniel K. McGill							
2 times Base Annual Compensation	-	-	-	-	-	$404,000	-
Welfare (3)	-	-	-	-	-	$1,018	-
Unvested Deferrals under Incentive Award Plan	-	-	-	-	-	-	-
Intrinsic Value of Unvested Stock Options & SARs (4)	-	-	-	-	-	-	-
Value of Unvested Restricted Shares	-	-	$15,650	-	-	$15,650	$15,650
Total:	**$0**	**$0**	**$15,650**	**$0**	**$0**	**$420,668**	**$15,650**
Total Allowable Under the ARRA: (5)	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$27,182**

(1) Mr. Mead did not enter into a Change in Control Agreement due to his role as interim President and Chief Executive Officer. All equity grants awarded to Mr. Mead as a director of Peoples have vested prior to December 31, 2010. Upon termination, Mr. Mead is eligible to receive distributions from the Retirement Savings Plan in accordance with the terms of the plan.

(2) Mr. Bradley resigned his position of President and Chief Executive Officer as of August 1, 2010. Mr. Bradley is eligible to receive distributions from the Retirement Plan and the Retirement Savings Plan in accordance with the terms of the respective plan.

(3) Under the terms of the change in control agreements, the executive officer continues to participate in life, medical, and dental insurance during the term of his non-compete agreement (12 months for the executive officers).

(4) None of the stock options and SARs which would have vested as of December 31, 2010, had any intrinsic value because the grant price of each is greater than the closing market price of $15.65 on December 31, 2010, of Peoples' common shares.

(5) The executive compensation standards under the ARRA and the Interim Final Rule prohibit Peoples from making any payments to Senior Executive Officers for departure from Peoples for any reason during the ARRA Covered Period, except payments for services rendered or benefits accrued.

(6) Mr. Wesel resigned his position of Executive Vice President and Chief Operating Officer as of December 10, 2010. Mr. Wesel is eligible to receive distributions from the Retirement Plan and the Retirement Savings Plan in accordance with the terms of the respective plan.

(7) Mr. Yazombek was eligible to receive the unvested mandatory deferral balance earned through the Incentive Program, to exercise all unvested stock options and SARs and to have the restrictions on transfer of his unvested restricted shares lapse, if he elected to retire as of December 31, 2010, as he had reached retirement eligibility (50 years of age or older and at least 10 years of service with Peoples as of December 31, 2010). Vesting of the unvested mandatory deferral balance and unvested stock options and SARs, and lapsing of the restrictions on transfer applicable to restricted shares accelerate upon retirement.

DIRECTOR COMPENSATION

Peoples uses a combination of cash and equity-based compensation to attract and retain qualified directors to serve on the Board of Directors. Director compensation elements are designed to:

- Ensure alignment with long-term shareholder interests;
- Ensure Peoples can attract and retain outstanding director candidates;
- Recognize the substantial time commitments necessary to oversee the affairs of Peoples; and
- Support the independence of thought and action expected of directors.

Cash Compensation Paid to Board Members

The cash compensation paid to Board members for their service to Peoples did not change in 2010. Peoples' directors, other than Mark F. Bradley who resigned as of August 1, 2010, received a quarterly cash fee of $1,500 for their services. In addition, directors, other than Mark F. Bradley, receive compensation of $1,250 for each meeting of the Board of Directors attended. The Compensation Committee believes these fees are appropriate to maintain the caliber of directors necessary to promote long-term shareholder value based upon periodic review of director compensation data from the Peer Group described in the "**COMPENSATION DISCUSSION AND ANALYSIS**".

Directors are also compensated for each committee meeting they attend. The committee fees remain unchanged during 2010: (i) fees paid to members of the Executive Committee and the Governance and Nominating Committee are $300 for each committee meeting attended; and (ii) the fees paid to members of the Compensation Committee, the Audit Committee, and the Risk Committee are $600 for each committee meeting attended. In addition to the per meeting fees, the Chairman of the Compensation Committee, the Chairman of the Audit Committee, and the Chairman of the Risk Committee each receive a cash fee of $5,000 annually. The Compensation Committee believes that the additional fees are appropriate and commensurate with the overall level of responsibility and accountability of each Chairman. Likewise, the Committee believes the fees are necessary to attract and retain Committee Chairmen with the talents and skills the Compensation Committee believes necessary to promote shareholder value.

All directors of Peoples are also directors of Peoples Bank. Directors receive compensation for their service as Peoples Bank directors in addition to compensation received for their service as directors of Peoples. Each director of Peoples receives compensation for his or her service as a director of Peoples Bank: (i) $500 fee paid for each regular meeting attended; (ii) $300 fee paid to members of the Information Technology Committee and the Investment Committee for each committee meeting; (iii) $600 fee paid to members of the Loan Committee for each committee meeting attended; and (iv) $300 quarterly retainer paid to members of the Trust Investment Committee.

Mark F. Bradley received no compensation as a director of Peoples or Peoples Bank during 2010.

Directors who travel a distance of 50 miles or more to attend a Board or committee meeting of Peoples or Peoples Bank receive a $150 travel fee. A single travel fee of $150 is paid for multiple meetings occurring on the same day. Directors who stay overnight to attend a meeting are reimbursed for the actual cost of their overnight accommodations. Peoples believes these fees and reimbursements are reasonable and partially offset travel expenses incurred by some of the directors living outside the Marietta, Ohio area, where Board of Directors and committee meetings are typically held.

In years prior to 2005, Mark F. Bradley was paid a fee as an employee director. Mark F. Bradley elected to defer the fees paid to him under the Deferred Compensation Plan for Directors to be invested in common shares of Peoples. Under the Deferred Compensation Plan for Directors, dividends are credited on common shares allocated. The dividends are converted into a Peoples' common share equivalent based on the fair market value of a common share on the first day of each calendar quarter.

Equity-based Compensation

The full Board of Directors approves all equity-based awards made to non-employee directors of Peoples and Mr. Mead, who continues as a director of Peoples during his appointment as interim President and Chief Executive Officer of Peoples while the Compensation Committee approves all equity-based awards made to non-employee directors of Peoples' subsidiaries other than Peoples Bank. The grant date for equity-based awards made to non-employee directors of Peoples is the date of the approval by the Board, the date of election or appointment, or the third business day following the date on which all material information has been publicly disclosed, whichever is the latest. The grant price is the closing price of Peoples' common shares on The NASDAQ Global Select Market® on the grant date.

In light of current business conditions, the Board of Directors did not make any equity-based awards to directors in 2010 after considering Peoples' recent financial performance and the decline in the price of Peoples' common shares.

The following summarizes the effect of various termination of service events on the restricted shares granted to the non-employee directors in past fiscal years:

- Termination of service as a director of Peoples due to death, disability, or retirement: The restrictions on the restricted shares lapse and the restricted shares become fully vested on the termination date.

- Termination of service as a director of Peoples for cause or any reason other than retirement, death or disability: Any non-vested restricted shares are forfeited on the termination date.

All restricted shares granted to directors in prior years have vested.

Deferred Compensation Plan for Directors

Since 1991, Peoples has maintained the Deferred Compensation Plan for Directors. Voluntary participation in the Deferred Compensation Plan for Directors allows a non-employee director of Peoples, or one of our subsidiaries, to defer all or part of his or her director's fees, including the Federal income tax thereon. Since January 2, 1998, directors have been permitted to allocate their deferrals between a cash account (earning interest equal to Peoples Bank's three-year certificate of deposit interest rate) and a stock account (under which common shares of Peoples are allocated at fair market value on the first business day of each calendar quarter on (i) the amount deferred and (ii) subsequent cash dividends on the common shares previously credited to the account). The only right a participant in the Deferred Compensation Plan for Directors has with respect to his or her cash account and/or stock account is to receive distributions upon termination of service as a director. Distribution of the deferred amounts is made in a lump sum or annual installments, at the election of the director beginning (i) on the first business day of the calendar month following the date of the director's termination of service due to resignation, retirement, death or otherwise for the portion of the account, if any, that was earned and vested before January 1, 2005, and any additions attributable to such portion of the account; and (ii) on the first business day of the calendar month following the earlier of the directors' death or separation from service as a director for the remaining portion of the account in the first year in which the person is no longer a director. For a director who is also a "specified employee" for purpose of Section 409A of the Internal Revenue Code on the date of the director's separation from service, the distribution of the portion of the account that was earned and vested or after January 1, 2005, will be delayed until the first business day of the seventh month following the date of separation of service. The stock account is distributed in common shares of Peoples or in cash and the cash account is distributed only in cash.

All Other Compensation

The non-employee directors are eligible to participate in the medical and dental insurance plans maintained by Peoples for employees. In addition, the non-employee directors automatically receive a group term life insurance benefit, the premiums for which are paid by Peoples. The maximum benefit under the group term life insurance is $50,000 for directors age 65 or younger. The maximum benefit decreases by a percentage for each year beyond age 65 until it reaches a maximum payout of $5,000 at age 90.

Compensation Changes for 2011

In late 2010, the Compensation Committee engaged the services of McLagan to assist in reviewing the form, amount and competitiveness of the fees paid to Peoples' directors. Upon review of Peer Group data and upon recommendation from McLagan, changes to directors' compensation were approved by the Board, effective January 2011. The Committee believes the replacement of a portion of the cash compensation with stock will further promote independent decision making on the part of directors as the shares will have immediate value, unlike stock options or similar forms of equity-based awards. Additionally, there will be no increase in total compensation to each director as a result of the changes outlined below since the changes are either a fee reduction or a change in the form of payment from cash to restricted stock.

- Change the meeting fee for the Peoples' Board members from $1,250 in cash to $750 in cash and $500 worth of stock with the number of shares based on the closing price on the last business day of each calendar quarter for the fees earned in that calendar quarter; and,

- Change the payment method of the quarterly $1,500 retainer from cash to an equivalent amount of stock to be issued the first business day of the second month in each calendar quarter for the fees earned in the preceding three months; and,

- Reduce the per meeting fee to $150 for each "brief" meeting. A brief meeting will be determined at the discretion of the Chairman of the Board or the respective committee chairperson.

A share ownership requirement was also instituted whereby, after five years of service, a director will be required to own Peoples' common shares having a market value of $50,000 or 5,000 Peoples' common shares, whichever is less. All directors of Peoples currently meet this share ownership requirement.

DIRECTOR COMPENSATION FOR 2010

(a) Name (1)	(b) Fees Earned or Paid in Cash (5) ($)	(c) Stock Awards (6) ($)	(d) Option Awards (7) ($)	(e) Non-Equity Incentive Program Compensation ($)	(f) Change in Pension Value and Nonqualified Deferred Compensation Earnings (8) ($)	(g) All Other Compensation (9) ($)	(h) Total ($)
Dave M. Archer (2)	$24,850	-	-	-	$4,791	$122	$29,763
Carl L. Baker, Jr.	$43,750	-	-	-	$116	$126	$43,992
George W. Broughton	$51,800	-	-	-	$574	$126	$52,500
Wilford D. Dimit	$40,800	-	-	-	$11,796	$38	$52,634
Richard Ferguson	$49,300	-	-	-	$2,839	$126	$52,265
Brenda F. Jones	$31,850	-	-	-	$4,685	$126	$36,661
Robert W. Price (3)	$11,383	-	-	-	$1,523	$53	$12,959
Theodore P. Sauber	$38,700	-	-	-	-	$38	$38,738
Paul T. Theisen	$42,750	-	-	-	$2,595	$38	$45,383
Joseph H. Wesel (4)	$35,500	-	-	-	$4,104	$25	$39,629
Thomas J. Wolf	$40,183	-	-	-	-	$126	$40,309

(1) Mark F. Bradley, who had served as President and Chief Executive Officer of Peoples and Peoples Bank until his resignation on August 1, 2010, and David L. Mead, who has served as interim President and Chief Executive Officer of Peoples since August 2, 2010 and of Peoples Bank since August 6, 2010, are not included in this table. During his period of service in the 2010 fiscal year, Mr. Bradley received no compensation for his service as a director. The compensation paid to Mr. Bradley during his period of service as an executive officer of Peoples and Peoples Bank and the compensation paid to Mr. Mead in his capacities as a director as well as interim President and Chief Executive Officer of Peoples and Peoples Bank, is shown in the "**SUMMARY COMPENSATION TABLE FOR 2010**" on page 40.

(2) Dave M. Archer retired from the Board of Directors of Peoples and Peoples Bank as of October 15, 2010.

(3) Robert W. Price resigned from the Board of Directors of Peoples and Peoples Bank as of May 31, 2010.

(4) Joseph H. Wesel retired from the Board of Directors of Peoples and Peoples Bank as of November 18, 2010.

(5) Amounts in column (b) represent the aggregate quarterly and meeting fees (including travel fees paid or payable to each director). Included in these amounts are voluntary elective deferrals of fees made pursuant to the Deferred Compensation Plan for Directors. Deferrals of these fees for 2010 were: (a) Dave M. Archer – $24,850; (b) Wilford D. Dimit – $40,800; and (c) Brenda F. Jones – $31,850. All other amounts representing quarterly fees, meeting fees, and travel fees for 2010 were paid in cash. All directors identified in this table are, or during their period of service were, non-employee directors of both Peoples and Peoples Bank and were compensated through retainer fees, board meeting attendance fees and committee attendance fees, as appropriate, for their service to both boards.

(6) No equity-based awards were granted to Peoples' directors in 2010.

(7) No stock options were granted to Peoples' directors in 2010. The aggregate number of common shares underlying unexercised non-qualified stock options outstanding at December 31, 2010 were: (a) Carl L. Baker, Jr. – 5,820; (b) George W. Broughton – 4,665; (c) Wilford D. Dimit – 5,820; (d) Richard Ferguson – 2,355; (e) Robert W. Price – 4,620; (f) Theodore P. Sauber – 2,355; (g) Paul T. Theisen – 5,820; (h) Joseph H. Wesel – 5,820; and (i) Thomas J. Wolf – 3,510. All of these outstanding non-qualified stock options had vested prior to January 1, 2008. Stock options outstanding and awarded to Messrs Price and Wesel will expire on May 31, 2011, and November 18, 2011, respectively.

(8) Amounts in column (f) represent 2010 earnings on each of the director's deferred fees pursuant to the Deferred Compensation Plan for Directors

(9) Amounts in column (g) represent the amount of Peoples' 2010 annual payment of premiums for group term life insurance for all directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Each of Carl L. Baker, Jr., George W. Broughton, and Paul T. Theisen served as a member of the Compensation Committee of Peoples' Board of Directors for the entire 2010 fiscal year and continues to serve as a member. During the 2010 fiscal year, Robert W. Price served as a member of the Compensation Committee until May 31, 2010, although the last Compensation Committee meeting he attended was held on February 24, 2010. During the 2010 fiscal year, David L. Mead served as a member of the Compensation Committee until August 2, 2010. On that date, Mr. Mead attended the meeting of the Compensation Committee held prior to the meeting of the Board of Directors at which he was appointed as interim President and Chief Executive Officer. This was the last Compensation Committee he attended as a member as he resigned his position as a member of the Compensation Committee contemporaneously with his appointment as interim President and Chief Executive Officer. To the extent that the Compensation Committee discussed and voted at the August 2, 2010, meeting with respect to the compensation Mr. Mead would receive if he were later appointed as interim President and Chief Executive Officer, he did not participate in the discussion and abstained from the voting.

None of the individuals serving on the Compensation Committee during the 2010 fiscal year or who continue to so serve has been an officer or employee of Peoples or any of our subsidiaries, except Mr. Mead who became an executive officer and employee of Peoples and Peoples Bank contemporaneously with his resignation as a member of the Compensation Committee. During the 2010 fiscal year, Peoples Bank entered into lending relationships with certain members of the Compensation Committee, with members of their respective families and with corporations and organizations as to which they serve as executive officers or beneficially own more than 10% of the equity securities. All such loans (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates charged and collateral required, as those prevailing at the time for comparable loans with persons not related to Peoples or Peoples Bank, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features to Peoples or Peoples Bank. During the 2010 fiscal year, no executive officer of Peoples served on the board of directors or compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served on Peoples' Board of Directors or Compensation Committee.

AUDIT COMMITTEE REPORT
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

Management has represented to the Audit Committee that Peoples' audited consolidated financial statements as of and for the fiscal year ended December 31, 2010, were prepared in accordance with US GAAP and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management.

In addition, the Audit Committee has discussed and reviewed with E&Y, Peoples' independent registered public accounting firm, all communications and other matters required to be discussed by auditing standards generally accepted in the United States, including those described in Statement on Auditing Standards No. 61, Communications With Audit Committees, as amended, and by SEC rules, as well as significant current accounting developments and issues. The Audit Committee has also reviewed and discussed the audited consolidated financial statements as of and for the fiscal year ended December 31, 2010, with E&Y.

The Audit Committee has received from E&Y the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding E&Y's communications with the Audit Committee concerning independence, and has discussed with E&Y the independence of E&Y. The Audit Committee has discussed with E&Y any relationships with or services to Peoples or our subsidiaries that may impact E&Y's independence and objectivity, including the non-audit services rendered by E&Y, and has satisfied itself as to E&Y's independence.

Based on the Audit Committee's reviews and discussions with management and E&Y, and the Audit Committee's review of the report of E&Y to the Audit Committee, the Audit Committee recommended to the Board of Directors that Peoples' audited consolidated financial statements be included in Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for filing with the SEC.

Submitted by the Audit Committee of Peoples' Board of Directors:
Thomas J. Wolf (Chairman), Carl L. Baker, Jr., Richard Ferguson, Dr. Brenda F. Jones, and Theodore P. Sauber.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On February 24, 2011, the Audit Committee appointed E&Y as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2011. E&Y has served as Peoples' independent auditors/independent registered public accounting firm since 1995.

Fees

Fees for services rendered by E&Y for each of the 2010 fiscal year and the 2009 fiscal year were:

	2010	2009
Audit Fees (1)	$479,645	$568,736
Audit-Related Fees (2)	-	-
Tax Fees (3)	38,000	41,850
Total	$517,645	$610,586

_____

(1) Audit Fees pertain to professional services rendered in connection with the audit of Peoples' annual financial statements and review of financial statements included in Peoples' Quarterly Reports on Form 10-Q, as well as internal control testing for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

(2) Audit-Related Fees pertain to services rendered in connection with statutory audits and accounting consultation.

(3) Tax Fees pertain to services rendered for tax planning and advice, tax compliance, and assistance with tax audits and appeals.

E&Y did not render any other services during the 2010 fiscal year or the 2009 fiscal year. All of the services described under "Audit-Related Fees" or "Tax Fees" above were pre-approved by the Audit Committee.

Pre-Approval Policy

The Audit Committee has adopted, and the Board of Directors has ratified, an Audit and Non-Audit Services Pre-Approval Policy (the "Pre-Approval Policy"), which sets forth the procedures and conditions pursuant to which services proposed to be performed by the independent registered public accounting firm may be pre-approved. Proposed services may either be pre-approved without consideration of specific case-by-case services by the Audit Committee ("general pre-approval"), or require the specific pre-approval of the Audit Committee ("specific pre-approval"). Appendices to the Pre-Approval Policy describe the Audit, Audit-Related, Tax and All Other services that have the general pre-approval of the Audit Committee. The term of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee states otherwise. The Audit Committee will annually review and pre-approve the services that may be provided by the independent registered public accounting firm without obtaining specific pre-approval from the Audit Committee. The Audit Committee will add to or subtract from the list of general pre-approved services from time to time, based on subsequent determinations.

The Pre-Approval Policy does not delegate to management the Audit Committee's responsibilities to pre-approve services performed by the independent registered public accounting firm. The Audit Committee, however, may delegate pre-approval authority to one or more of its members. The member(s) to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

All requests or applications for services to be provided by the independent registered public accounting firm will be submitted to the Chief Financial Officer of Peoples, and must include a detailed description of the services to be rendered. The Chief Financial Officer will determine whether such services are included within the list of services that has received the general pre-approval of the Audit Committee. The Audit Committee will be informed on a timely basis of any such services rendered by the independent registered public accounting firm. Services that require specific pre-approval by the Audit Committee will be submitted to the Audit Committee by both the independent registered public accounting firm and the Chief Financial Officer, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Audit Committee.

The Audit Committee has designated the Auditor of Peoples, as head of the Internal Audit Department (the "Auditor"), to monitor the performance of all services provided by the independent registered public accounting firm and to determine whether such services are in compliance with the Pre-Approval Policy. The Auditor reports to the Audit Committee on a periodic basis as to the results of this monitoring. Both the Auditor and management are to immediately report to the Chairman of the Audit Committee any breach of the Pre-Approval Policy that comes to the attention of the Auditor or any member of management.

The Audit Committee also reviews the Auditor's annual internal audit plan to determine whether the plan provides for adequate monitoring of the independent registered public accounting firm's services.

PROPOSAL NUMBER 3:
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of Peoples' Board of Directors has appointed E&Y to serve as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2011, and recommends that Peoples' shareholders vote for the ratification of that appointment. E&Y audited Peoples' consolidated financial statements as of and for the fiscal year ended December 31, 2010, and the effectiveness of Peoples' internal control over financial reporting as of December 31, 2010. Representatives of E&Y are expected to be present at the Annual Meeting and will be given the opportunity to make a statement if they so desire and to respond to appropriate questions.

The appointment of Peoples' independent registered public accounting firm is made annually by the Audit Committee. Peoples has determined to submit the appointment of the independent registered public accounting firm to the shareholders for ratification because of such firm's role in reviewing the quality and integrity of Peoples' consolidated financial statements and internal control over financial reporting. Before appointing E&Y, the Audit Committee carefully considered that firm's qualifications as Peoples' independent registered public accounting firm and the audit scope.

Recommendation and Vote

THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND THAT PEOPLES' SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF E&Y.

The affirmative vote of a majority of the common shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal, is required to ratify the appointment of E&Y as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2011. The effect of an abstention is the same as a vote "AGAINST." Even if the appointment of E&Y is ratified by the shareholders, the Audit Committee, in its discretion, could decide to terminate the engagement of E&Y and to engage another firm if the Audit Committee determines such action is necessary or desirable. If the appointment of E&Y is not ratified, the Audit Committee will reconsider (but may decide to maintain) the appointment.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC has implemented rules regarding the delivery of proxy materials to households. This method of delivery, often referred to as "householding," would permit Peoples to send a single annual report, proxy statement or Notice of Internet Availability of Proxy Materials, as applicable, to any household at which two or more different shareholders reside if Peoples reasonably believes such shareholders are members of the same family or otherwise share the same address or that one shareholder has multiple accounts. In each case, the shareholder(s) must consent to the householding process, and may at any time request that Peoples promptly deliver to such shareholder(s) a separate copy of the proxy materials subject to householding. Each shareholder would continue to receive a separate notice of meeting of shareholders and proxy card. The householding procedure is intended to reduce the volume of duplicate information shareholders receive and reduce Peoples' expenses. Peoples does not currently practice householding, but may institute householding in the future and will notify registered shareholders affected by householding at that time.

Many brokers, financial institutions and other holders of record have instituted householding. If your family has one or more "street name" accounts under which you beneficially own common shares of Peoples, you may have received householding information from your broker, financial institution or other record holder in the past. Please contact the record holder directly if you have questions, require additional copies of this proxy statement or Peoples' 2010 Annual Report or if you wish to revoke your decision to household and thereby receive multiple copies of proxy materials. You should also contact the record holder if you wish to institute householding.

OTHER MATTERS

As of the date of this proxy statement, the Board of Directors knows of no matter that will be presented for action by the shareholders at the Annual Meeting other than those matters discussed in this proxy statement. However, if any other matter requiring a vote of the shareholders is properly presented at the Annual Meeting, the individuals acting under the proxies solicited by the Board of Directors will vote and act according to their best judgment in light of the conditions then prevailing, to the extent permitted under applicable law.

It is important that your proxy card be completed, signed and returned promptly. Whether or not you plan to attend the Annual Meeting in person, please complete, sign and return the accompanying proxy card in the enclosed envelope furnished herewith.

By Order of the Board of Directors,

David L. Mead
President and Chief Executive Officer

Peoples Bancorp (w/logo)® is a federally registered service mark of Peoples Bancorp Inc.